SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 10th February 2005

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

ANNEX A

THE INFORMATION IN THIS REPORT SHALL BE DEEMED TO BE FILED BY GLAXOSMITHKLINE PLC (THE “COMPANY”) WITH THE SECURITIES AND EXCHANGE COMMISION SOLELY FOR PURPOSES OF INCORPORATION BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13022, 333-88966 AND 333-100388).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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Issued: 10th February 2005, London

GlaxoSmithKline plc

Financial statements in accordance with
International Financial Reporting Standards

2003 Full year

2004 Quarter 1

2004 Quarter 2

2004 Half-year

2004 Quarter 3

2004 9 months

2004 Quarter 4

2004 Full year

GlaxoSmithKline prepares its financial results in £ sterling.

Accordingly these IFRS Financial statements are prepared in £ sterling.

www.gsk.com

Brand names appearing in italics throughout this document are trade marks of GlaxoSmithKline or associated companies with the exception of Levitra a trade mark of Bayer which is used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2003.

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Basis of preparation

Introduction

Following a European Union Regulation issued in 2002, GlaxoSmithKline is moving to reporting its financial results in accordance with International Financial Reporting Standards (IFRS) from 1st January 2005. This document presents the unaudited consolidated results of GlaxoSmithKline plc converted from the current UK Generally Accepted Accounting Principles (UK GAAP) basis onto an IFRS basis for the full years 2003 and 2004 and for the quarters of 2004. The transition date to IFRS for GlaxoSmithKline is 1st January 2003.

Basis of preparation

This document has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting. In addition, the IASB issued an amendment to IAS 19, Employee Benefits, in December 2004. This amendment permits the full recognition of actuarial gains or losses that occur in the year outside the income statement in a similar way to FRS 17 under UK GAAP. Although not effective until annual periods beginning on or after 1st January 2006, the amendment may be adopted early. GlaxoSmithKline intends to adopt this amendment to IAS 19 for 2005 reporting and so the information presented in this document has been prepared on that basis, which is a change from the basis on which the IFRS information published on 29th October 2004 was prepared.

The effect of this change is to increase the pension and other post-employment benefit provisions at 31st December 2003, 31st March 2004 and 30th June 2004 by £435 million, £438 million and £704 million, respectively, from those presented on 29th October 2004. Consequential adjustments to the deferred tax assets and minority interests have also been made. The income statement for the year ended 31st December 2003 is unaffected, but for the quarter ended 31st March 2004 and the six months ended 30th June 2004 profit before tax increased by £4 million and £7 million, respectively, from those presented on 29th October 2004.

The financial information presented within this document is unaudited.

IFRS 1 exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. GlaxoSmithKline intends to take the following key exemptions:

(a)	Business combinations: Business combinations prior to the transition date (1st January 2003) have not been restated onto an IFRS basis;

(b)	Employee benefits: All cumulative actuarial gains and losses have been recognised in equity at the transition date;

(c)	Share-based payments: IFRS 2, Share-based Payment, applies to share-based instruments, such as share options, granted after 7th November 2002, but GlaxoSmithKline has elected to adopt full retrospective application of the Standard;

(d)	Financial instruments: Financial instruments in the comparative periods to be presented in the Annual Report 2005 (i.e. 2004 and 2003) are recorded on the existing UK GAAP basis, rather than in accordance with IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement (see below).

The financial information contained in this document has been prepared on the basis of taking these exemptions.

Financial instruments

One of the exemptions available under IFRS 1 relaxes the requirement for comparative information to be presented in the Annual Report 2005 to comply with IAS 32 and IAS 39. GlaxoSmithKline intends to take advantage of this exemption, and so in 2003 and 2004 financial instruments will continue to be accounted for and presented on a UK GAAP basis. On 1st January 2005 there is an adjustment to the opening balance sheet to reflect the movements from the UK GAAP carrying values to the IAS 39 values, which for many financial instruments will be fair value.

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The financial instruments concerned are:

(a)	Held at fair value under IFRS with movements recorded in equity:

	•	Equity investments

	•	Liquid investments

	•	Derivatives classified as cash flow hedging instruments.

(b)	Held at fair value under IFRS with movements recorded in the income statement:

	•	Equity collar linked to the Group's investment in Quest Diagnostics, Inc.

	•	Put and call options linked to the Group's strategic alliance with Theravance, Inc.

	•	Other derivatives not classified as hedging instruments, including embedded derivatives

	•	Derivatives classified as fair value hedges together with the hedged element of the relevant asset or liability.

(c)	Presentation differences only

	•	Non-equity minority interests (repaid during 2004).

Although valuations are inherently unpredictable, the only items that are likely to have a material impact are the Quest collar and the Theravance put and call options. If the IAS 39 valuation rules had been applied in 2004 the overall effect would have been to reduce profit before tax by some £98 million, principally arising from a reduction in the value of the Quest collar (£42 million) and the recognition of the net liability for the Theravance put and call options (£53 million).

Effective tax rate

The effective rate of taxation for 2003 IFRS restated financial statements is 27.7%. This is the rate which was forecast to apply throughout 2004 and is therefore the rate which was applied to the results for the first three quarters of 2004. The actual tax rate for the full year 2004 was 30.4%. This increase was partly attributable to an increase in the UK GAAP tax rate for the year and partly to a non-recurring increase in deferred tax arising from the different treatments of certain intercompany items between UK GAAP and IFRS.

Presentation of the financial statements

The financial statements contained in this document adopt an IFRS style but with a UK GAAP emphasis in order to minimise the number of restatement adjustments. It is possible that certain aspects of the presentation of these financial statements may change as further guidance is issued or a different reporting practice is established.

UK GAAP restatement for 2003

The UK GAAP results for 2003 have been restated following the implementation of UITF Abstract 38, Accounting for ESOP Trusts, and related amendments to Abstract 17, Employee Share Schemes. UITF 38 changed the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. UITF 17 (revised) requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award), spread over the vesting period. The restated information for 2003 has been presented in the quarterly UK GAAP Results Announcements in 2004.

Further information

This document was approved by the Board of Directors on 10th February 2005 and is available on the company's website: www.gsk.com or in hard copy from the Company Secretary.

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Income statement

Explanation of IFRS income statement adjustments

2003 Full year

2004 Quarter 1

2004 Quarter 2

2004 Half-year

2004 Quarter 3

2004 9 months

2004 Quarter 4

2004 Full year

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Explanation of IFRS income statement adjustments

A summary of the principal differences between UK GAAP and IFRS as they apply to GlaxoSmithKline are as follows:

(a)	Customer allowances

This adjustment is a reclassification between turnover and expenses with no profit or cash flow effect. IFRS has no detailed rules in relation to when certain marketing and promotional expenditure should be deducted from turnover rather than recorded as an expense. However these rules do exist under US GAAP in EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, which requires most marketing, advertising, and promotion payments made to customers to be deducted from turnover. This has the most significant impact in the Consumer Healthcare business where payments to large retailers for in-store advertising, preferential shelf-space, product listings etc. are commonplace.

GlaxoSmithKline believes that this reflects best practice in revenue recognition and hence, in the absence of detailed guidance under IFRS, has decided to adopt a revenue recognition policy under IFRS in line with EITF 01-09. Therefore going forward there would be no difference between turnover reported under IFRS and turnover reported under US GAAP.

(b)	Share-based payments

The present UK GAAP approach to share-based payments is to record any intrinsic loss on grant suffered by the company. This means that for share options granted at the market price, there is no charge to the income statement. Where shares or options are granted at no cost to the employee (e.g. under long-term incentive plans) the income statement is charged with an amount equal to the market price on the date of the award, spread over the performance period (usually three years).

IFRS 2, Share-based Payment, and its UK GAAP equivalent, FRS 20, both of which come into force in 2005, requires the fair value of the equity instruments issued to be charged to the income statement. For share awards granted to senior executives, although the calculation is different, the resultant charge is not materially different from that under UK GAAP. The major difference arises in respect of share options; of the £368 million adjustment in 2003 some £350 million arises from the grant of share options at market price to approximately 12,000 employees. GlaxoSmithKline has chosen to recognise all unvested options and awards retrospectively.

The impact of IFRS on share-based payments in 2004 fell to £309 million and is expected to reduce to £200-£250 million in 2005. The considerably higher charge in 2003 arises from two main factors. Relatively few share options were granted during 2000 when the GW/SB merger was being finalised, but then in 2001 there was a full “catch-up” grant early in the year followed by the normal annual grant in November 2001. In addition, the grants in 2001 were made at an average share price in excess of £18. These share options became exercisable in 2004 and therefore fall out of the charge in 2005, when the charge will reflect more current share prices and more normal grant levels.

GlaxoSmithKline receives a tax credit, as appropriate, which relates to share options and awards when exercised, based on the gains the holders make and dependent on the tax rules in the country in which the deduction is claimed. The deferred tax asset represents an estimate of future tax relief for this gain and is based on the potential gains available to the option or award holders at the balance sheet date. The movement in deferred tax asset from one balance sheet to the next may result in either a tax credit or tax charge in the income statement.

(c)	Coreg amortisation

The North American rights to Coreg were acquired at the time of the GW/SB merger as partial consideration for the required disposal of Kytril to Roche. Under UK GAAP this was accounted for as an exchange of assets with no value being attributed to Coreg on the balance sheet. IFRS, however, requires the acquired rights to Coreg to be added to intangible assets at their fair value on the date of acquisition of $400 million, and then amortised over their remaining useful life of eight years.

(d)	Other intangible assets amortisation

Under UK GAAP, GlaxoSmithKline amortises intangible assets over their estimated expected useful lives from acquisition, which can be up to a maximum of 15 years. IFRS only permits amortisation to commence when the asset becomes available for use, with annual impairment testing required before this point. GlaxoSmithKline has determined that the point at which amortisation of product-related assets commences under IFRS will normally be regulatory approval. The majority of GlaxoSmithKline’s intangible assets relates to the acquisition of rights to compounds in development and so has not reached the point at which amortisation commences. This has led to a reduction in the amortisation charge in the periods presented, but it is likely to increase in the future as these compounds reach regulatory approval and amortisation is then charged over a shorter period.

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Explanation of IFRS income statement adjustments

(e)	Goodwill amortisation

UK GAAP requires goodwill to be amortised over its estimated expected useful life, which GlaxoSmithKline has determined to be normally no longer than 20 years. Under IFRS, however, goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. This adjustment therefore reverses the goodwill amortisation charged under UK GAAP, including that recorded in the profit on share of associates line relating to the acquisition of the Group’s interest in Quest Diagnostics, Inc. Under the business combinations exemption of IFRS 1, goodwill previously written off direct to reserves under UK GAAP is not recycled to the income statement on the disposal or part-disposal of the subsidiary or associate, as it would be under UK GAAP. The adjustment relating to the disposal of part of the Group’s interest in Quest Diagnostics, Inc. is also reflected here.

(f)	Pensions and other post-employment benefits

GlaxoSmithKline accounts under UK GAAP for pensions and other post-employment benefits (OPEBs) in accordance with SSAP 24, which spreads the costs of providing the benefits over the estimated average service lives of the employees. The additional FRS 17 disclosures give the pension fund surpluses and deficits and the liabilities for OPEBs based on the valuation methodologies required by that Standard.

IAS 19 takes a similar valuation approach to FRS 17, and in accordance with the transitional provisions of IFRS 1 the surpluses and deficits have been recognised on the balance sheet at the transition date of 1st January 2003. In addition, following an amendment to IAS 19 issued by the IASB in December 2004, it is permitted to recognise any movements in the surpluses or deficits immediately in balance sheets, but outside the income statement, in a similar way to FRS 17. This means that, in most cases, the balance sheet reflects the full surplus or deficit positions of the funds. The income statement for the year ended 31st December 2003 is unaffected, but for the quarter ended 31st March 2004 and the six months ended 30th June 2004 profit before tax increased by £4 million and £7 million, respectively, from those presented on 29th October 2004.

The Group’s policy is to charge out to the operating businesses the service cost element of the pension charge, which then gets reported within Cost of Sales, S,G&A or R&D as appropriate, but not to charge out the element related to the funding deficit, which is all reported in S,G&A. Under IAS 19, the service cost element of the total charge is considerably higher than under SSAP 24 and the funding deficit element lower. This leads to an additional reclassification adjustment between the income statement expense headings.

In the USA, the recently enacted Medicare Prescription Drug, Improvement and Modernization Act is expected to lead to payments being received by GlaxoSmithKline from the US Government in respect of its employee healthcare plans. At present there is no clear guidance on how these receipts should be accounted for under IAS 19. GlaxoSmithKline has recognised these potential receipts as a reduction in the actuarial loss during 2003. This treatment will change if guidance is issued which requires a different accounting treatment.

(g)	Share of profits of associates

The share of profits of associates is reported within profit before tax for the Group. However, IFRS requires this share of profits to be the net profit attributable to the Group, i.e. after interest, tax and minority interests of the associate. This leads to a reclassification adjustment removing the share of the associates’ interest, tax and minority interests from those lines in the income statement and netting them all together in the share of profits of associates line.

(h)	Other adjustments

There are a number of other minor adjustments and reclassifications, the most significant of which relates to deferred tax on intercompany profit in inventory.

Under UK GAAP, deferred tax on the provision for intercompany profit held in inventory is calculated at the supplying company’s effective tax rate. IFRS, however, takes a balance sheet approach to the recognition of deferred tax which results in the tax rate of the company holding the inventory at the balance sheet date being applied to the provision. If the proportions of the Group’s inventory held in specific locations change significantly from one balance sheet date to the next there could be a significant change in the value of the deferred tax asset, which is reflected through the tax charge for the year.

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INCOME STATEMENT
Year ended 31st December 2003

	UK GAAP business performance (Note 1)	IFRS adjustments (Note 2)		IFRS business performance	Merger, restructuring and disposal of businesses (Note 3)		IFRS statutory
	£m	£m		£m	£m		£m

TURNOVER
Pharmaceuticals	18,181	(67)		18,114	—		18,114
Consumer Healthcare	3,260	(304)		2,956	—		2,956

	21,441	(371)		21,070	—		21,070

Cost of sales	(4,188)	(33)		(4,221)	(356)		(4,577)

Gross profit	17,253	(404)		16,849	(356)		16,493
% of sales	80.5%			80.0%			78.3%

Selling, general and administration	(7,579)	145		(7,434)	(18)		(7,452)
% of sales	35.4%			35.3%			35.4%
Research and development	(2,770)	(74)		(2,844)	(21)		(2,865)
% of sales	12.9%			13.5%			13.6%

TRADING PROFIT	6,904	(333)		6,571	(395)		6,176
% of sales	32.2%			31.2%			29.3%

Other operating income/(expense)	(133)	7		(126)	—		(126)

Operating profit	6,771	(326)		6,445	(395)		6,050
Share of after tax profits/(losses) of joint
ventures and associates	93	(36)		57	—		57
Profit on disposal of business	—	—		—	5		5

Profit before interest	6,864	(362)		6,502	(390)		6,112
Finance costs, net	(161)	8		(153)	—		(153)

PROFIT BEFORE TAXATION	6,703	(354)		6,349	(390)		5,959

Taxation	(1,838)	78		(1,760)	109		(1,651)
Tax rate %	27.4%			27.7%			27.7%

Profit after taxation	4,865	(276)		4,589	(281)		4,308
Equity minority interests	(94)	(1)		(95)	—		(95)
Preference share dividends	(12)	—		(12)	—		(12)

PROFIT ATTRIBUTABLE TO
SHAREHOLDERS	4,759	(277)		4,482	(281)		4,201

EARNINGS PER SHARE	82.0p	(4.8	)p	77.2p	(4.9	)p	72.3p

Diluted earnings per share	81.7p	(4.7	)p	77.0p	(4.9	)p	72.1p

Weighted average number of shares (millions)	5,806			5,806			5,806

Notes:
1.	The UK GAAP business performance results have been restated for the implementation of UITF 38 and UITF 17 (revised).
2.	The analysis of these adjustments is shown on the next page.
3.	There are no IFRS adjustments on merger, restructuring and disposal of businesses.

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Analysis of IFRS adjustments to the Income Statement
Year ended 31st December 2003

						Other
		Share-				intangible				Pensions	Share of
	Customer	based		Coreg		assets		Goodwill		and	profits of
	allowances	payments		amortisation		amortisation		amortisation		OPEBs	associates	Other		IFRS
	(a)	(b)		(c)		(d)		(e)		(f)	(g)	(h)		adjustments
	£m	£m		£m		£m		£m		£m	£m	£m		£m

Turnover	(371)	—		—		—		—		—	—	—		(371)
Cost of sales	20	(41)		—		—		—		(12)	—	—		(33)

Gross profit	(351)	(41)		—		—		—		(12)	—	—		(404)
Selling, general and administration	351	(220)		(31)		—		13		31	—	1		145
Research and development	—	(107)		—		42		—		(8)	—	(1)		(74)

Trading profit	—	(368)		(31)		42		13		11	—	—		(333)
Other operating income/(expenses)	—	—		—		—		—		—	—	7		7

Operating profit	—	(368)		(31)		42		13		11	—	7		(326)
Share of after tax profits/(losses) of joint ventures and associates	—	—		—		1		13		—	(50)	—		(36)

Profit before interest	—	(368)		(31)		43		26		11	(50)	7		(362)
Finance costs, net	—	—		—		—		—		—	8	—		8

Profit before taxation	—	(368)		(31)		43		26		11	(42)	7		(354)
Taxation	—	24		10		(13)		—		(7)	40	24		78

Profit after taxation	—	(344)		(21)		30		26		4	(2)	31		(276)
Minority interests	—	—		—		—		—		(3)	2	—		(1)

Profit attributable to shareholders	—	(344)		(21)		30		26		1	—	31		(277)

Earnings per share (basic)	—	(5.9	)p	(0.3	)p	0.5	p	0.4	p	—	—	0.5	p	(4.8	)p

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INCOME STATEMENT
Three months ended 31st March 2004

			IFRS
			adjustments
	UK GAAP		(Note)		IFRS
	£m		£m		£m

TURNOVER
Pharmaceuticals	4,180		(12)		4,168
Consumer Healthcare	763		(76)		687

	4,943		(88)		4,855

Cost of sales	(1,024)		(11)		(1,035)

Gross profit	3,919		(99)		3,820
% of sales	79.3%				78.7%

Selling, general and administration	(1,726)		23		(1,703)
% of sales	34.9%				35.1%
Research and development	(631)		(28)		(659)
% of sales	12.8%				13.6%

TRADING PROFIT	1,562		(104)		1,458
%of sales	31.6%				30.0%

Other operating income/(expense)	35		—		35

Operating profit	1,597		(104)		1,493
Share of after tax profits/(losses) of joint ventures and associates	22		(8)		14

Profit before interest	1,619		(112)		1,507
Finance costs, net	(43)		2		(41)

PROFIT BEFORE TAXATION	1,576		(110)		1,466

Taxation	(433)		27		(406)
Tax rate %	27.5%				27.7%

Profit after taxation	1,143		(83)		1,060
Equity minority interests	(22)		1		(21)
Preference share dividends	(2)		—		(2)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	1,119		(82)		1,037

EARNINGS PER SHARE	19.4	p	(1.4	)p	18.0	p

Diluted earnings per share	19.4	p	(1.4	)p	18.0	p

Weighted average number of shares (millions)	5,768				5,768

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS adjustments to the Income Statement
Three months ended 31st March 2004

Other
Share-	intangible	Pensions	Share of
Customer	based	Coreg	assets	Goodwill	and	profits of
allowances	payments	amortisation	amortisation	amortisation	OPEBs	associates	Other	IFRS
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	adjustments
£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover	(88)	—	—	—	—	—	—	—	(88)
Cost of sales	6	(12)	—	—	—	(6)	—	1	(11)

Gross profit	(82)	(12)	—	—	—	(6)	—	1	(99)
Selling, general and administration	82	(62)	(6)	—	3	7	—	(1)	23
Research and development	—	(30)	—	9	—	(6)	—	(1)	(28)

Trading profit	—	(104)	(6)	9	3	(5)	—	(1)	(104)

Operating profit	—	(104)	(6)	9	3	(5)	—	(1)	(104)
Share of after tax profits/(losses) of joint ventures and associates	—	—	—	—	3	—	(11)	—	(8)

Profit before interest	—	(104)	(6)	9	6	(5)	(11)	(1)	(112)
Finance costs, net	—	—	—	—	—	—	2	—	2

Profit before taxation	—	(104)	(6)	9	6	(5)	(9)	(1)	(110)
Taxation	—	7	2	(3)	—	2	8	11	27

Profit after taxation	—	(97)	(4)	6	6	(3)	(1)	10	(83)
Minority interests	—	—	—	—	—	—	1	—	1

Profit attributable to shareholders	—	(97)	(4)	6	6	(3)	—	10	(82)

Earnings per share (basic)	—	(1.7	)p	(0.1	)p	0.1	p	0.1	p	—	—	0.2	p	(1.4	)p

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     INCOME STATEMENT
Three months ended 30th June 2004

	UK GAAP	IFRS adjustments (Note)		IFRS statutory
	£m	£m		£m

TURNOVER
Pharmaceuticals	4,266	(11)		4,255
Consumer Healthcare	798	(82)		716

	5,064	(93)		4,971

Cost of sales	(1,031)	(13)		(1,044)

Gross profit	4,033	(106)		3,927
% of sales	79.6%			79.0%

Selling, general and administration	(1,641)	37		(1,604)
% of sales	32.4%			32.3%
Research and development	(680)	(16)		(696)
% of sales	13.4%			14.0%

TRADING PROFIT	1,712	(85)		1,627
% of sales	33.8%			32.7%

Other operating income/(expense)	(102)	—		(102)

Operating profit	1,610	(85)		1,525
Share of after tax profits/(losses) of joint ventures and associates	28	(12)		16
Profit on disposal of interest in associate	41	4		45

Profit before interest	1,679	(93)		1,586
Finance costs, net	(48)	2		(46)

PROFIT BEFORE TAXATION	1,631	(91)		1,540

Taxation	(449)	23		(426)
Tax rate %	27.5%			27.7%

Profit after taxation	1,182	(68)		1,114
Equity minority interests	(25)	—		(25)

PROFIT ATTRIBUTABLE TO
SHAREHOLDERS	1,157	(68)		1,089

EARNINGS PER SHARE	20.1p	(1.2	)p	18.9p

Diluted earnings per share	20.1p	(1.2	)p	18.9p

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS adjustments to the Income Statement
Three months ended 30th June 2004

						Other
						intangible				Pensions		Share of
	Customer	Share-based		Coreg		assets		Goodwill		and		profits of
	allowances	payments		amortisation		amortisation		amortisation		OPEBs		associates	Other	IFRS
	(a)	(b)		(c)		(d)		(e)		(f)		(g)	(h)	adjustments
	£m	£m		£m		£m		£m		£m		£m	£m	£m

Turnover	(93)	—		—		—		—		—		—	—	(93)
Cost of sales	—	(8)		—		—		—		(4)		—	(1)	(13)

Gross profit	(93)	(8)		—		—		—		(4)		—	(1)	(106)

Selling, general and administration	93	(47)		(7)		—		3		(5)		—	—	37

Research and
development	—	(22)		—		11		—		(4)		—	(1)	(16)

Trading profit	—	(77)		(7)		11		3		(13)		—	(2)	(85)

Operating profit	—	(77)		(7)		11		3		(13)		—	(2)	(85)

Share of after tax profits/(losses) of joint ventures and associates	—	—		—		—		2		—		(14)	—	(12)

Profit on disposal of interest in associates	—	—		—		—		4		—		—	—	4

Profit before interest	—	(77)		(7)		11		9		(13)		(14)	(2)	(93)

Finance costs, net	—	—		—		—		—		—		2	—	2

Profit before taxation	—	(77)		(7)		11		9		(13)		(12)	(2)	(91)

Taxation	—	5		2		(4)		—		5		12	3	23

Profit after taxation	—	(72)		(5)		7		9		(8)		—	1	(68)

Profit attributable to shareholders	—	(72)		(5)		7		9		(8)		—	1	(68)

Earnings per share (basic)	—	(1.2	)p	(0.1	)p	0.1	p	0.2	p	(0.2	)p	—	—	(1.2	)p

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INCOME STATEMENT
Six months ended 30th June 2004

			IFRS
			adjustments		IFRS
	UK GAAP		(Note)		statutory
	£m		£m		£m

TURNOVER
Pharmaceuticals	8,446		(23)		8,423
Consumer Healthcare	1,561		(158)		1,403

	10,007		(181)		9,826

Cost of sales	(2,055)		(24)		(2,079)

Gross profit	7,952		(205)		7,747
% of sales	79.5%				78.8%

Selling, general and administration	(3,367)		60		(3,307)
% of sales	33.7%				33.6%
Research and development	(1,311)		(44)		(1,355)
% of sales	13.1%				13.8%

TRADING PROFIT	3,274		(189)		3,085
% of sales	32.7%				31.4%

Other operating income/(expense)	(67)		—		(67)

Operating profit	3,207		(189)		3,018
Share of after tax profits/(losses) of joint ventures and associates	50		(20)		30
Profit on disposal of interest in associate	41		4		45

Profit before interest	3,298		(205)		3,093
Finance costs, net	(91)		4		(87)

PROFIT BEFORE TAXATION	3,207		(201)		3,006

Taxation	(882)		50		(832)
Tax rate %	27.5%				27.7%

Profit after taxation	2,325		(151)		2,174
Equity minority interests	(47)		1		(46)
Preference share dividends	(2)		—		(2)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	2,276		(150)		2,126

EARNINGS PER SHARE	39.5	p	(2.6	)p	36.9	p

Diluted earnings per share	39.5	p	(2.6	)p	36.9	p

Weighted average number of shares (millions)	5,756				5,756

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS adjustments to the Income Statement
Six months ended 30th June 2004

Other
intangible	Share of
Customer	Share-based	Coreg	assets	Goodwill	Pensions and	profits of
allowances	payments	amortisation	amortisation	amortisation	OPEBs	associates	Other	IFRS
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	adjustments
£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover	(181)	—	—	—	—	—	—	—	(181)
Cost of sales	6	(20)	—	—	—	(10)	—	—	(24)

Gross profit	(175)	(20)	—	—	—	(10)	—	—	(205)
Selling, general and administration	175	(109)	(13)	—	6	2	—	(1)	60
Research and development	—	(52)	—	20	—	(10)	—	(2)	(44)

Trading profit	—	(181)	(13)	20	6	(18)	—	(3)	(189)

Operating profit	—	(181)	(13)	20	6	(18)	—	(3)	(189)
Share of after tax profits/(losses) of joint ventures and associates	—	—	—	—	5	—	(25)	—	(20)
Profit on disposal of interest in associate	—	—	—	—	4	—	—	—	4

Profit before interest	—	(181)	(13)	20	15	(18)	(25)	(3)	(205)
Finance costs, net	—	—	—	—	—	—	4	—	4

Profit before taxation	—	(181)	(13)	20	15	(18)	(21)	(3)	(201)
Taxation	—	12	4	(7)	—	7	20	14	50

Profit after taxation	—	(169)	(9)	13	15	(11)	(1)	11	(151)
Minority interests	—	—	—	—	—	—	1	—	1

Profit attributable to shareholders	—	(169)	(9)	13	15	(11)	—	11	(150)

Earnings per share (basic)	—	(2.9	)p	(0.2	)p	0.2	p	0.3	p	(0.2	)p	—	0.2	p	(2.6	)p

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INCOME STATEMENT
Three months ended 30th September 2004

			IFRS
			adjustments
	UK GAAP		(Note)		IFRS
	£m		£m		£m

TURNOVER
Pharmaceuticals	4,213		(11)		4,202
Consumer Healthcare	806		(84)		722

	5,019		(95)		4,924
Cost of sales	(1,096)		(9)		(1,105)

Gross profit	3,923		(104)		3,819
% of sales	78.2%				77.6%
Selling, general and administration	(1,647)		54		(1,593)
% of sales	32.8%				32.4%
Research and development	(682)		(14)		(696)
% of sales	13.6%				14.1%

TRADING PROFIT	1,594		(64)		1,530
% of sales	31.8%				31.1%
Other operating income/(expense)	(33)		—		(33)

Operating profit	1,561		(64)		1,497
Share of after tax profits/(losses) of joint ventures and associates	22		(8)		14

Profit before interest	1,583		(72)		1,511
Finance costs, net	(61)		1		(60)

PROFIT BEFORE TAXATION	1,522		(71)		1,451
Taxation	(418)		14		(404)
Tax rate %	27.5%				27.8%

Profit after taxation	1,104		(57)		1,047
Equity minority interests	(39)		—		(39)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	1,065		(57)		1,008

EARNINGS PER SHARE	18.7	p	(1.0	)p	17.7	p

Diluted earnings per share	18.5	p	(0.9	)p	17.6	p

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS adjustments to the Income Statement
Three months ended 30th September 2004

					Other
					intangible					Share of
	Customer	Share-based		Coreg	assets		Goodwill		Pensions and	profits of
	allowances	payments		amortisation	amortisation		amortisation		OPEBs	associates	Other	IFRS
	(a)	(b)		(c)	(d)		(e)		(f)	(g)	(h)	adjustments
	£m	£m		£m	£m		£m		£m	£m	£m	£m

Turnover	(95)	—		—	—		—		—	—	—	(95)
Cost of sales	7	(9)		—	—		—		(6)	—	(1)	(9)

Gross profit	(88)	(9)		—	—		—		(6)	—	(1)	(104)
Selling, general and administration	88	(40)		(8)	—		3		9	—	2	54
Research and development	—	(22)		—	11		—		(5)	—	2	(14)

Trading profit	—	(71)		(8)	11		3		(2)	—	3	(64)

Operating profit	—	(71)		(8)	11		3		(2)	—	3	(64)
Share of after tax profits/(losses) of joint ventures and associates	—	—		—	—		4		—	(12)	—	(8)

Profit before interest	—	(71)		(8)	11		7		(2)	(12)	3	(72)
Finance costs, net	—	—		—	—		—		—	1	—	1

Profit before taxation	—	(71)		(8)	11		7		(2)	(11)	3	(71)
Taxation	—	4		3	(4)		—		—	10	1	14

Profit after taxation	—	(67)		(5)	7		7		(2)	(1)	4	(57)
Minority interests	—	—		—	—		—		(1)	1	—	—

Profit attributable to shareholders	—	(67)		(5)	7		7		(3)	—	4	(57)

Earnings per share (basic)	—	(1.2	)p	—	0.1	p	0.1	p	—	—	—	(1.0	)p

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INCOME STATEMENT
Nine months ended 30th September 2004

	UK GAAP £m		IFRS adjustments (Note) £m		IFRS statutory £m

TURNOVER
Pharmaceuticals	12,659		(34)		12,625
Consumer Healthcare	2,367		(242)		2,125

	15,026		(276)		14,750

Cost of sales	(3,151)		(33)		(3,184)

Gross profit	11,875		(309)		11,566
% of sales	79.0%				78.4%
Selling, general and administration	(5,014)		114		(4,900)
% of sales	33.3%				33.2%
Research and development	(1,993)		(58)		(2,051)
% of sales	13.3%				13.9%

TRADING PROFIT	4,868		(253)		4,615
% of sales	32.4%				31.3%
Other operating income/(expense)	(100)		—		(100)

Operating profit	4,768		(253)		4,515
Share of after tax profits/(losses) of joint ventures and associates	72		(28)		44
Profit on disposal of interest in associate	41		4		45

Profit before interest	4,881		(277)		4,604
Finance costs, net	(152)		5		(147)

PROFIT BEFORE TAXATION	4,729		(272)		4,457
Taxation	(1,300)		64		(1,236)
Tax rate %	27.5%				27.7%

Profit after taxation	3,429		(208)		3,221
Equity minority interests	(86)		1		(85)
Preference share dividends	(2)		—		(2)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	3,341		(207)		3,134

EARNINGS PER SHARE	58.2	p	(3.6	)p	54.6	p

Diluted earnings per share	58.0	p	(3.5	)p	54.5	p

Weighted average number of shares (millions)	5,745				5,745

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS adjustments to the Income Statement
Nine months ended 30th September 2004

	Customer allowances (a) £m	Share-based payments (b) £m		Coreg amortisation (c) £m		Other intangible assets amortisation (d) £m		Goodwil lamortisation (e) £m		Pensions and OPEBs (f) £m		Share of profits of associates (g) £m	Other (h) £m		IFRS adjustments £m

Turnover	(276)	—		—		—		—		—		—	—		(276)
Cost of sales	13	(29)		—		—		—		(16)		—	(1)		(33)

Gross profit	(263)	(29)		—		—		—		(16)		—	(1)		(309)
Selling, general and
administration	263	(149)		(21)		—		9		11		—	1		114
Research and
development	—	(74)		—		31		—		(15)		—	—		(58)

Trading profit	—	(252)		(21)		31		9		(20)		—	—		(253)

Operating profit	—	(252)		(21)		31		9		(20)		—	—		(253)
Share of after taxprofits/(losses) of joint ventures and associates	—	—		—		—		9		—		(37)	—		(28)
Profit on disposal of
interest in associate	—	—		—		—		4		—		—	—		4

Profit before interest	—	(252)		(21)		31		22		(20)		(37)	—		(277)
Finance costs, net	—	—		—		—		—		—		5	—		5

Profit before taxation	—	(252)		(21)		31		22		(20)		(32)	—		(272)
Taxation	—	16		7		(11)		—		7		30	15		64

Profit after taxation	—	(236)		(14)		20		22		(13)		(2)	15		(208)
Minority interests	—	—		—		—		—		(1)		2	—		1

Profit attributable
to shareholders	—	(236)		(14)		20		22		(14)		—	15		(207)

Earnings per share(basic)	—	(4.1	)p	(0.2	)p	0.3	p	0.4	p	(0.2	)p	—	0.2	p	(3.6	)p

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INCOME STATEMENT
Three months ended 31st December 2004

	UK GAAP £m		IFRS adjustments (Note) £m		IFRS statutory £m

TURNOVER
Pharmaceuticals	4,487		(12)		4,475
Consumer Healthcare	846		(85)		761

	5,333		(97)		5,236

Cost of sales	(1,158)		(18)		(1,176)

Gross profit	4,175		(115)		4,060
% of sales	78.3%				77.5%
Selling, general and administration	(2,047)		42		(2,005)
% of sales	38.4%				38.2%
Research and development	(846)		(7)		(853)
% of sales	15.9%				16.3%

TRADING PROFIT	1,282		(80)		1,202
% of sales	24.0%				23.0%
Other operating income/(expense)	40		(1)		39

Operating profit	1,322		(81)		1,241
Share of after tax profits/(losses) of joint ventures and associates	23		(7)		16
Profit on disposal of interest in associate	97		7		104
Business disposals	(1)		1		—

Profit before interest	1,441		(80)		1,361
Finance costs, net	(51)		12		(39)

PROFIT BEFORE TAXATION	1,390		(68)		1,322
Taxation	(401)		(120)		(521)
Tax rate %	28.8%				39.4%

Profit after taxation	989		(188)		801
Equity minority interests	(28)		1		(27)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	961		(187)		774

EARNINGS PER SHARE	16.8	p	(3.3	)p	13.5	p

Diluted earnings per share	16.8	p	(3.2	)p	13.6	p

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS adjustments to the Income Statement
Three months ended 31st December 2004

	Customer allowances (a)	Share-based payments (b)		Coreg amortisation (c)		Other intangible assets amortisation (d)		Goodwill amortisation (e)		Pensions and OPEBs (f)		Share of profits of associates (g)	Other (h)		IFRS adjustments
	£m	£m		£m		£m		£m		£m		£m	£m		£m

Turnover	(97)	—		—		—		—		—		—	—		(97)
Cost of sales	1	(7)		—		—		—		—		—	(12)		(18)

Gross profit	(96)	(7)		—		—		—		—		—	(12)		(115)
Selling, general and administration	96	(33)		(6)		—		3		(14)		—	(4)		42
Research and development	—	(17)		—		12		—		(2)		—	—		(7)

Trading profit	—	(57)		(6)		12		3		(16)		—	(16)		(80)
Other operating income/(expense)	—	—		—		—		—		—		—	(1)		(1)

Operating profit	—	(57)		(6)		12		3		(16)		—	(17)		(81)

Share of after tax profits/(losses) of joint ventures and associates	—	—		—		—		5		—		(12)	—		(7)
Profit on disposal of interest in associates	—	—		—		—		7		—		—	—		7
Business disposals	—	—		—		—		1		—		—	—		1

Profit before interest	—	(57)		(6)		12		16		(16)		(12)	(17)		(80)
Finance costs, net	—	—		—		—		—		—		2	10		12

Profit before taxation	—	(57)		(6)		12		16		(16)		(10)	(7)		(68)
Taxation	—	(21)		2		(1)		—		6		10	(116)		(120)

Profit after taxation	—	(78)		(4)		11		16		(10)		—	(123)		(188)
Minority interests	—	—		—		—		—		1		—	—		1

Profit attributable to shareholders	—	(78)		(4)		11		16		(9)		—	(123)		(187)

Earnings per share (basic)	—	(1.4	)p	(0.1	)p	0.2	p	0.3	p	(0.2	)p	—	(2.1	)p	(3.3	)p

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     INCOME STATEMENT
Year ended 31st December 2004

	UK GAAP		IFRS adjustments (Note 1)		IFRS statutory		AR (Note 2)	CER (Note 2)
	£m		£m		£m		%	%

TURNOVER
Pharmaceuticals	17,146		(46)		17,100		(6)	1
Consumer Healthcare	3,213		(327)		2,886		(2)	3

	20,359		(373)		19,986		(5)	1
Cost of sales	(4,309)		(51)		(4,360)		(3)	(9)

Gross profit	16,050		(424)		15,626		(7)	—
% of sales	78.8%				78.2%
Selling, general and administration	(7,061)		156		(6,905)		(7)	(3)
% of sales	34.7%				34.6%
Research and development	(2,839)		(65)		(2,904)		2	9
% of sales	13.9%				14.5%

TRADING PROFIT	6,150		(333)		5,817		(11)	(1)
% of sales	30.2%				29.1%
Other operating income/(expense)	(60)		(1)		(61)

Operating profit	6,090		(334)		5,756		(11)	—
Share of after tax profits/(losses) of joint ventures and associates	95		(35)		60
Profit on disposal of interest in associates	138		11		149
Business disposals	(1)		1		—

Profit before interest	6,322		(357)		5,965
Finance costs, net	(203)		17		(186)

PROFIT BEFORE TAXATION	6,119		(340)		5,779		(9)	2
Taxation	(1,701)		(56)		(1,757)
Tax rate %	27.8%				30.4%

Profit after taxation	4,418		(396)		4,022		(12)	(2)
Equity minority interests	(114)		2		(112)
Preference share dividends	(2)		—		(2)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	4,302		(394)		3,908		(13)	(2)

EARNINGS PER SHARE	75.0	p	(6.9	)p	68.1	p	(12)	(1)

Diluted earnings per share	74.8	p	(6.8	)p	68.0	p

Weighted average number of shares (millions)	5,736				5,736

Notes:
1.	The analysis of these adjustments is shown on the next page.
2.	Growth rates compare 2004 IFRS results with 2003 IFRS business performance results.

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Analysis of IFRS adjustments to the Income Statement
Year ended 31st December 2004

	Customer allowances (a)	Share-based payments (b)		Coreg amortisation (c)		Other intangible assets amortisation (d)		Goodwill amortisation (e)		Pensions and OPEBs (f)		Share of profits of associates (g)	Other (h)		IFRS adjustments
	£m	£m		£m		£m		£m		£m		£m	£m		£m

Turnover	(373)	—		—		—		—		—		—	—		(373)
Cost of sales	14	(36)		—		—		—		(16)		—	(13)		(51)

Gross profit	(359)	(36)		—		—		—		(16)		—	(13)		(424)
Selling, general and administration	359	(182)		(27)		—		12		(3)		—	(3)		156
Research and development	—	(91)		—		43		—		(17)		—	—		(65)

Trading profit	—	(309)		(27)		43		12		(36)		—	(16)		(333)
Other operating income/(expense)	—	—		—		—		—		—		—	(1)		(1)

Operating profit	—	(309)		(27)		43		12		(36)		—	(17)		(334)
Share of after tax profits/(losses) of joint ventures and associates	—	—		—		—		14		—		(49)	—		(35)
Profit on disposal of interest in associates	—	—		—		—		11		—		—	—		11
Business disposals	—	—		—		—		1		—		—	—		1

Profit before interest	—	(309)		(27)		43		38		(36)		(49)	(17)		(357)
Finance costs, net	—	—		—		—		—		—		7	10		17

Profit before taxation	—	(309)		(27)		43		38		(36)		(42)	(7)		(340)
Taxation	—	(5)		9		(12)		—		13		40	(101	)*	(56)

Profit after taxation	—	(314)		(18)		31		38		(23)		(2)	(108)		(396)
Minority interests	—	—		—		—		—		—		2	—		2

Profit attributable to shareholders	—	(314)		(18)		31		38		(23)		—	(108)		(394)

Earnings per share (basic)	—	(5.5	)p	(0.3	)p	0.5	p	0.7	p	(0.4	)p	—	(1.9	)p	(6.9	)p

*	This includes a deferred tax charge of £110 million, principally related to intercompany items on which a deferred tax credit is available under UK GAAP, but not under IFRS. This particular difference in taxation treatment is not expected to recur.

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Turnover

Pharmaceuticals

2003 Full year

2004 Quarter 1

2004 Quarter 2

2004 Half-year

2004 Quarter 3

2004 9 months

2004 Quarter 4

2004 Full year

Consumer Healthcare

2003 Full year

2004 Quarter 1

2004 Quarter 2

2004 Half-year

2004 Quarter 3

2004 9 months

2004 Quarter 4

2004 Full year

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PHARMACEUTICAL TURNOVER
Year ended 31st December 2003

	Total		USA		Europe		International

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

RESPIRATORY	4,417	4,390	2,242	2,242	1,481	1,454	694	694
Seretide/Advair, Flixotide/Flovent, Serevent	3,352	3,328	1,750	1,750	1,170	1,146	432	432
Seretide/Advair	2,214	2,192	1,235	1,235	773	751	206	206
Flixotide/Flovent	705	704	319	319	208	207	178	178
Serevent	433	432	196	196	189	188	48	48
Flixonase/Flonase	594	594	461	461	56	56	77	77

CENTRAL NERVOUS SYSTEM	4,455	4,446	3,112	3,112	847	838	496	496
Depression	2,830	2,830	2,107	2,107	369	369	354	354
Seroxat/Paxil	1,877	1,877	1,179	1,179	369	369	329	329
Wellbutrin	953	953	928	928	—	—	25	25

Migraine	849	848	609	609	179	178	61	61
Imigran/Imitrex	760	759	560	560	147	146	53	53

Lamictal	556	549	311	311	202	195	43	43
Requip	99	98	47	47	47	46	5	5

ANTI-VIRALS	2,349	2,345	1,159	1,159	726	722	464	464
HIV	1,508	1,505	798	798	555	552	155	155
Combivir	589	588	301	301	218	217	70	70
Trizivir	376	375	219	219	143	142	14	14
Epivir	293	293	148	148	107	107	38	38
Ziagen	167	167	86	86	61	61	20	20
Agenerase, Lexiva	31	31	19	19	9	9	3	3

Herpes	669	668	325	325	148	147	196	196
Valtrex	499	498	316	316	86	85	97	97
Zovirax	170	170	9	9	62	62	99	99

Zeffix	129	129	10	10	17	17	102	102

ANTI-BACTERIALS	1,815	1,800	524	524	755	741	536	535
Augmentin	825	825	312	312	332	332	181	181
Zinnat/Ceftin	246	232	22	22	134	121	90	89

METABOLIC	1,079	1,077	755	755	116	114	208	208
Avandia, Avandamet	931	929	755	755	70	68	106	106

VACCINES	1,123	1,121	281	281	495	493	347	347
Hepatitis	417	417	157	157	192	192	68	68
Infanrix, Pediarix	336	336	124	124	147	147	65	65

ONCOLOGY AND EMESIS	1,001	1,000	743	743	163	163	95	94
Zofran	774	774	575	575	126	126	73	73
Hycamtin	110	110	77	77	25	25	8	8

CARDIOVASCULAR AND UROGENITAL	771	770	495	495	176	175	100	100
Coreg	361	361	346	346	—	—	15	15
Levitra	37	37	22	22	11	11	4	4
Avodart	19	19	14	14	5	5	—	—

OTHER	1,171	1,165	99	99	355	350	717	716
Zantac	328	328	77	77	94	94	157	157

TOTAL PHARMACEUTICALS	18,181	18,114	9,410	9,410	5,114	5,050	3,657	3,654

Turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER
Three months ended 31st March 2004

		Total		USA		Europe	International

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

RESPIRATORY	1,086	1,082	548	548	374	370	164	164
Seretide/Advair, Flixotide/Flovent, Serevent	824	820	416	416	301	297	107	107
Seretide/Advair	581	577	317	317	211	207	53	53
Flixotide/Flovent	154	154	63	63	48	48	43	43
Serevent	89	89	36	36	42	42	11	11
Flixonase/Flonase	157	157	126	126	14	14	17	17

CENTRAL NERVOUS SYSTEM	914	914	612	612	193	193	109	109
Depression	512	512	365	365	71	71	76	76
Seroxat/Paxil	291	291	148	148	71	71	72	72
Wellbutrin	221	221	217	217	—	—	4	4

Migraine	192	192	135	135	44	44	13	13
Imigran/Imitrex	172	172	126	126	35	35	11	11

Lamictal	153	153	91	91	51	51	11	11
Requip	26	26	12	12	13	13	1	1

ANTI-VIRALS	562	562	271	271	183	183	108	108
HIV	348	348	172	172	140	140	36	36
Combivir	139	139	68	68	56	56	15	15
Trizivir	81	81	43	43	34	34	4	4
Epivir	71	71	33	33	29	29	9	9
Ziagen	38	38	18	18	15	15	5	5
Agenerase, Lexiva	9	9	6	6	2	2	1	1

Herpes	174	174	89	89	37	37	48	48
Valtrex	133	133	86	86	22	22	25	25
Zovirax	41	41	3	3	15	15	23	23

Zeffix	30	30	3	3	5	5	22	22

ANTI-BACTERIALS	426	422	111	111	194	190	121	121
Augmentin	204	204	78	78	82	82	44	44
Zinnat/Ceftin	63	59	4	4	41	37	18	18

METABOLIC	270	269	185	185	31	30	54	54
Avandia, Avandamet	238	237	185	185	22	21	31	31

VACCINES	240	239	55	55	101	100	84	84
Hepatitis	90	90	31	31	42	42	17	17
Infanrix, Pediarix	76	76	24	24	35	35	17	17

ONCOLOGY AND EMESIS	222	222	160	160	42	42	20	20
Zofran	180	180	132	132	32	32	16	16
Hycamtin	24	24	16	16	7	7	1	1

CARDIOVASCULAR AND UROGENITAL	200	200	129	129	49	49	22	22
Coreg	94	94	91	91	—	—	3	3
Levitra	17	17	11	11	5	5	1	1
Avodart	10	10	6	6	4	4	—	—

OTHER	260	258	22	22	79	77	159	159
Zantac	68	68	17	17	20	20	31	31

TOTAL PHARMACEUTICALS	4,180	4,168	2,093	2,093	1,246	1,234	841	841

Turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER
Three months ended 30th June 2004

	Total		USA		Europe		International

	UK GAAP £m	IFRS £m	UK GAAP £m	IFRS £m	UK GAAP £m	IFRS £m	UK GAAP £m	IFRS £m

RESPIRATORY	1,086	1,080	511	511	403	397	172	172
Seretide/Advair, Flixotide/Flovent, Serevent	852	847	405	405	329	324	118	118
Seretide/Advair	603	598	304	304	240	235	59	59
Flixotide/Flovent	156	156	65	65	48	48	43	43
Serevent	93	93	36	36	41	41	16	16
Flixonase/Flonase	133	133	100	100	19	19	14	14

CENTRAL NERVOUS SYSTEM	877	877	579	579	191	191	107	107
Depression	477	477	337	337	67	67	73	73
Seroxat/Paxil	284	284	146	146	67	67	71	71
Wellbutrin	193	193	191	191	—	—	2	2

Migraine	176	176	117	117	44	44	15	15
Imigran/Imitrex	158	158	109	109	36	36	13	13

Lamictal	171	171	104	104	56	56	11	11
Requip	29	29	13	13	14	14	2	2

ANTI-VIRALS	595	595	296	296	183	183	116	116
HIV	368	368	191	191	141	141	36	36
Combivir	141	141	69	69	56	56	16	16
Trizivir	87	87	49	49	34	34	4	4
Epivir	77	77	39	39	29	29	9	9
Ziagen	37	37	18	18	15	15	4	4
Agenerase, Lexiva	15	15	12	12	3	3	—	—

Herpes	182	182	97	97	35	35	50	50
Valtrex	145	145	95	95	23	23	27	27
Zovirax	37	37	2	2	12	12	23	23

Zeffix	33	33	2	2	5	5	26	26

ANTI-BACTERIALS	386	382	89	89	169	165	128	128
Augmentin	178	178	53	53	75	75	50	50
Zinnat/Ceftin	52	48	2	2	31	27	19	19

METABOLIC	339	338	233	233	31	30	75	75
Avandia, Avandamet	307	306	233	233	25	24	49	49

VACCINES	278	278	67	67	116	116	95	95
Hepatitis	105	105	35	35	51	51	19	19
Infanrix, Pediarix	86	86	32	32	38	38	16	16

ONCOLOGY AND EMESIS	237	237	172	172	44	44	21	21
Zofran	192	192	141	141	34	34	17	17
Hycamtin	25	25	16	16	7	7	2	2

CARDIOVASCULAR AND UROGENITAL	220	220	141	141	53	53	26	26
Coreg	113	113	112	112	—	—	1	1
Levitra	9	9	1	1	5	5	3	3
Avodart	14	14	7	7	6	6	1	1

OTHER	248	248	24	24	73	73	151	151
Zantac	70	70	20	20	18	18	32	32

TOTAL PHARMACEUTICALS	4,266	4,255	2,112	2,112	1,263	1,252	891	891

Turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER
Six months ended 30th June 2004

	Total		USA		Europe		International

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

RESPIRATORY	2,172	2,162	1,059	1,059	777	767	336	336
Seretide/Advair, Flixotide/Flovent, Serevent	1,676	1,667	821	821	630	621	225	225
Seretide/Advair	1,184	1,175	621	621	451	442	112	112
Flixotide/Flovent	310	310	128	128	96	96	86	86
Serevent	182	182	72	72	83	83	27	27
Flixonase/Flonase	290	290	226	226	33	33	31	31

CENTRAL NERVOUS SYSTEM	1,791	1,791	1,191	1,191	384	384	216	216
Depression	989	989	702	702	138	138	149	149
Seroxat/Paxil	575	575	294	294	138	138	143	143
Wellbutrin	414	414	408	408	—	—	6	6

Migraine	368	368	252	252	88	88	28	28
Imigran/Imitrex	330	330	235	235	71	71	24	24

Lamictal	324	324	195	195	107	107	22	22
Requip	55	55	25	25	27	27	3	3

ANTI-VIRALS	1,157	1,157	567	567	366	366	224	224
HIV	716	716	363	363	281	281	72	72
Combivir	280	280	137	137	112	112	31	31
Trizivir	168	168	92	92	68	68	8	8
Epivir	148	148	72	72	58	58	18	18
Ziagen	75	75	36	36	30	30	9	9
Agenerase, Lexiva	24	24	18	18	5	5	1	1

Herpes	356	356	186	186	72	72	98	98
Valtrex	278	278	181	181	45	45	52	52
Zovirax	78	78	5	5	27	27	46	46

Zeffix	63	63	5	5	10	10	48	48

ANTI-BACTERIALS	812	804	200	200	363	355	249	249
Augmentin	382	382	131	131	157	157	94	94
Zinnat/Ceftin	115	107	6	6	72	64	37	37

METABOLIC	609	607	418	418	62	60	129	129
Avandia, Avandamet	545	543	418	418	47	45	80	80

VACCINES	518	517	122	122	217	216	179	179
Hepatitis	195	195	66	66	93	93	36	36
Infanrix, Pediarix	162	162	56	56	73	73	33	33

ONCOLOGY AND EMESIS	459	459	332	332	86	86	41	41
Zofran	372	372	273	273	66	66	33	33
Hycamtin	49	49	32	32	14	14	3	3

CARDIOVASCULAR AND UROGENITAL	420	420	270	270	102	102	48	48
Coreg	207	207	203	203	—	—	4	4
Levitra	26	26	12	12	10	10	4	4
Avodart	24	24	13	13	10	10	1	1

OTHER	508	506	46	46	152	150	310	310
Zantac	138	138	37	37	38	38	63	63

TOTAL PHARMACEUTICALS	8,446	8,423	4,205	4,205	2,509	2,486	1,732	1,732

Turnover includes co-promotion income.

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     PHARMACEUTICAL TURNOVER
Three months ended 30th September 2004

	Total		USA		Europe		International

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

RESPIRATORY	1,070	1,065	556	556	358	353	156	156
Seretide/Advair, Flixotide/Flovent, Serevent	832	827	431	431	295	290	106	106
Seretide/Advair	609	604	342	342	213	208	54	54
Flixotide/Flovent	141	141	59	59	43	43	39	39
Serevent	82	82	30	30	39	39	13	13
Flixonase/Flonase	145	145	119	119	12	12	14	14

CENTRAL NERVOUS SYSTEM	835	835	544	544	181	181	110	110
Depression	419	419	285	285	58	58	76	76
Seroxat/Paxil	246	246	117	117	58	58	71	71
Wellbutrin	173	173	168	168	—	—	5	5

Migraine	194	194	136	136	44	44	14	14
Imigran/Imitrex	175	175	127	127	36	36	12	12

Lamictal	172	172	106	106	54	54	12	12
Requip	29	29	13	13	14	14	2	2

ANTI-VIRALS	597	597	307	307	170	170	120	120
HIV	372	372	198	198	132	132	42	42
Combivir	144	144	73	73	54	54	17	17
Trizivir	79	79	47	47	30	30	2	2
Epivir	73	73	35	35	27	27	11	11
Ziagen	42	42	20	20	14	14	8	8
Agenerase, Lexiva	18	18	13	13	3	3	2	2

Herpes	179	179	99	99	31	31	49	49
Valtrex	147	147	96	96	22	22	29	29
Zovirax	32	32	3	3	9	9	20	20

Zeffix	33	33	3	3	6	6	24	24

ANTI-BACTERIALS	353	350	71	71	154	151	128	128
Augmentin	156	156	42	42	63	63	51	51
Zinnat/Ceftin	45	42	1	1	25	22	19	19

METABOLIC	320	320	216	216	36	36	68	68
Avandia, Avandamet	284	284	216	216	27	27	41	41

VACCINES	328	328	67	67	150	150	111	111
Hepatitis	102	101	34	34	52	51	16	16
Infanrix, Pediarix	95	95	33	33	41	41	21	21

ONCOLOGY AND EMESIS	246	246	182	182	42	42	22	22
Zofran	201	201	152	152	32	32	17	17
Hycamtin	26	26	17	17	7	7	2	2

CARDIOVASCULAR AND UROGENITAL	233	232	142	142	64	63	27	27
Coreg	110	110	108	108	—	—	2	2
Levitra	11	11	3	3	5	5	3	3
Avodart	17	17	10	10	7	7	—	—

OTHER	231	229	21	21	67	66	143	142
Zantac	66	66	17	17	17	17	32	32

TOTAL PHARMACEUTICALS	4,213	4,202	2,106	2,106	1,222	1,212	885	884

Turnover includes co-promotion income.

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     PHARMACEUTICAL TURNOVER
Nine months ended 30th September 2004

	Total		USA		Europe		International

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

RESPIRATORY	3,242	3,227	1,615	1,615	1,135	1,120	492	492
Seretide/Advair,	2,508	2,494	1,252	1,252	925	911	331	331

Seretide/Advair	1,793	1,779	963	963	664	650	166	166
Flixotide/Flovent	451	451	187	187	139	139	125	125
Serevent	264	264	102	102	122	122	40	40
Flixonase/Flonase	435	435	345	345	45	45	45	45

CENTRAL NERVOUS SYSTEM	2,626	2,626	1,735	1,735	565	565	326	326
Depression	1,408	1,408	987	987	196	196	225	225
Seroxat/Paxil	821	821	411	411	196	196	214	214
Wellbutrin	587	587	576	576	—	—	11	11

Migraine	562	562	388	388	132	132	42	42
Imigran/Imitrex	505	505	362	362	107	107	36	36

Lamictal	496	496	301	301	161	161	34	34
Requip	84	84	38	38	41	41	5	5

ANTI-VIRALS	1,754	1,754	874	874	536	536	344	344
HIV	1,088	1,088	561	561	413	413	114	114
Combivir	424	424	210	210	166	166	48	48
Trizivir	247	247	139	139	98	98	10	10
Epivir	221	221	107	107	85	85	29	29
Ziagen	117	117	56	56	44	44	17	17
Agenerase, Lexiva	42	42	31	31	8	8	3	3

Herpes	535	535	285	285	103	103	147	147
Valtrex	425	425	277	277	67	67	81	81
Zovirax	110	110	8	8	36	36	66	66

Zeffix	96	96	8	8	16	16	72	72

ANTI-BACTERIALS	1,165	1,154	271	271	517	506	377	377
Augmentin	538	538	173	173	220	220	145	145
Zinnat/Ceftin	160	149	7	7	97	86	56	56

METABOLIC	929	927	634	634	98	96	197	197
Avandia, Avandamet	829	827	634	634	74	72	121	121

VACCINES	846	845	189	189	367	366	290	290
Hepatitis	297	296	100	100	145	144	52	52
Infanrix, Pediarix	257	257	89	89	114	114	54	54

ONCOLOGY AND EMESIS	705	705	514	514	128	128	63	63
Zofran	573	573	425	425	98	98	50	50
Hycamtin	75	75	49	49	21	21	5	5

CARDIOVASCULAR AND	653	652	412	412	166	165	75	75

Coreg	317	317	311	311	—	—	6	6
Levitra	37	37	15	15	15	15	7	7
Avodart	41	41	23	23	17	17	1	1

OTHER	739	735	67	67	219	216	453	452
Zantac	204	204	54	54	55	55	95	95

TOTAL PHARMACEUTICALS	12,659	12,625	6,311	6,311	3,731	3,698	2,617	2,616

Turnover includes co-promotion income.

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     PHARMACEUTICAL TURNOVER
Three months ended 31st December 2004

		Total		USA		Europe	International

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

RESPIRATORY	1,173	1,167	568	568	403	397	202	202
Seretide/Advair,
Flixotide/Flovent, Serevent	920	914	458	458	328	322	134	134
Seretide/Advair	668	662	367	367	238	232	63	63
Flixotide/Flovent	167	167	64	64	50	50	53	53
Serevent	85	85	27	27	40	40	18	18
Flixonase/Flonase	143	143	105	105	14	14	24	24

CENTRAL NERVOUS SYSTEM	837	836	536	536	183	182	118	118
Depression	406	406	267	267	56	56	83	83
Seroxat/Paxil	242	242	108	108	55	55	79	79
Wellbutrin	164	164	159	159	1	1	4	4

Migraine	198	198	139	139	44	44	15	15
Imigran/Imitrex	177	177	130	130	35	35	12	12

Lamictal	182	181	113	113	58	57	11	11
Requip	32	32	15	15	15	15	2	2

ANTI-VIRALS	606	605	291	291	189	188	126	126
HIV	375	374	186	186	146	145	43	43
Combivir	147	146	70	70	60	59	17	17
Trizivir	75	75	38	38	32	32	5	5
Epivir	73	73	32	32	30	30	11	11
Ziagen	38	38	17	17	16	16	5	5
Agenerase, Lexiva	21	21	15	15	4	4	2	2

Herpes	183	183	95	95	35	35	53	53
Valtrex	146	146	92	92	23	23	31	31
Zovirax	37	37	3	3	12	12	22	22

Zeffix	34	34	3	3	6	6	25	25

ANTI-BACTERIALS	396	393	85	85	184	182	127	126
Augmentin	170	170	50	50	78	78	42	42
Zinnat/Ceftin	58	56	2	2	36	34	20	20

METABOLIC	324	324	218	218	37	37	69	69
Avandia, Avandamet	287	287	218	218	29	29	40	40

VACCINES	350	349	79	79	156	155	115	115
Hepatitis	109	109	34	34	56	56	19	19
Infanrix, Pediarix	100	99	40	40	48	47	12	12

ONCOLOGY AND EMESIS	229	229	165	165	42	42	22	22
Zofran	190	190	140	140	32	32	18	18
Hycamtin	24	24	15	15	8	8	1	1

CARDIOVASCULAR AND
UROGENITAL	280	280	151	151	96	96	33	33
Coreg	115	115	114	114	—	—	1	1
Levitra	12	12	5	5	6	6	1	1
Avodart	23	23	11	11	10	10	2	2

OTHER	292	292	21	21	107	107	164	164
Zantac	69	69	16	16	17	17	36	36

TOTAL PHARMACEUTICALS	4,487	4,475	2,114	2,114	1,397	1,386	976	975

Turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER
Year ended 31st December 2004

	Total		USA		Europe		International

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

RESPIRATORY	4,415	4,394	2,183	2,183	1,538	1,517	694	694
Seretide/Advair,
Flixotide/Flovent, Serevent	3,428	3,408	1,710	1,710	1,253	1,233	465	465
Seretide/Advair	2,461	2,441	1,330	1,330	902	882	229	229
Flixotide/Flovent	618	618	251	251	189	189	178	178
Serevent	349	349	129	129	162	162	58	58
Flixonase/Flonase	578	578	450	450	59	59	69	69

CENTRAL NERVOUS SYSTEM	3,463	3,462	2,271	2,271	748	747	444	444
Depression	1,814	1,814	1,254	1,254	252	252	308	308
Seroxat/Paxil	1,063	1,063	519	519	251	251	293	293
Wellbutrin	751	751	735	735	1	1	15	15

Migraine	760	760	527	527	176	176	57	57
Imigran/Imitrex	682	682	492	492	142	142	48	48

Lamictal	678	677	414	414	219	218	45	45
Requip	116	116	53	53	56	56	7	7

ANTI-VIRALS	2,360	2,359	1,165	1,165	725	724	470	470
HIV	1,463	1,462	747	747	559	558	157	157
Combivir	571	570	280	280	226	225	65	65
Trizivir	322	322	177	177	130	130	15	15
Epivir	294	294	139	139	115	115	40	40
Ziagen	155	155	73	73	60	60	22	22
Agenerase, Lexiva	63	63	46	46	12	12	5	5

Herpes	718	718	380	380	138	138	200	200
Valtrex	571	571	369	369	90	90	112	112
Zovirax	147	147	11	11	48	48	88	88

Zeffix	130	130	11	11	22	22	97	97

ANTI-BACTERIALS	1,561	1,547	356	356	701	688	504	503
Augmentin	708	708	223	223	298	298	187	187
Zinnat/Ceftin	218	205	9	9	133	120	76	76

METABOLIC	1,253	1,251	852	852	135	133	266	266
Avandia, Avandamet	1,116	1,114	852	852	103	101	161	161

VACCINES	1,196	1,194	268	268	523	521	405	405
Hepatitis	406	405	134	134	201	200	71	71
Infanrix, Pediarix	357	356	129	129	162	161	66	66

ONCOLOGY AND EMESIS	934	934	679	679	170	170	85	85
Zofran	763	763	565	565	130	130	68	68
Hycamtin	99	99	64	64	29	29	6	6

CARDIOVASCULAR AND
UROGENITAL	933	932	563	563	262	261	108	108
Coreg	432	432	425	425	—	—	7	7
Levitra	49	49	20	20	21	21	8	8
Avodart	64	64	34	34	27	27	3	3

OTHER	1,031	1,027	88	88	326	323	617	616
Zantac	273	273	70	70	72	72	131	131

TOTAL PHARMACEUTICALS	17,146	17,100	8,425	8,425	5,128	5,084	3,593	3,591

Turnover includes co-promotion income.

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CONSUMER HEALTHCARE TURNOVER
Year ended 31st December 2003
	UK GAAP	IFRS
	£m	£m

Over-the-counter medicines	1,556	1,472
Analgesics	342	328
Dermatological	237	225
Gastrointestinal	283	267
Respiratory tract	151	144
Smoking control	325	315
Natural wellness support	166	148
Other	52	45

Oral care	1,082	915
Nutritional healthcare	622	569

Total	3,260	2,956

CONSUMER HEALTHCARE TURNOVER
2004

	Three months ended 31st March 2004		Three months ended 30th June 2004		Six months ended 30th June 2004

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m

Over-the-counter medicines	353	332	357	335	710	667
Analgesics	85	81	89	85	174	166
Dermatological	45	42	53	50	98	92
Gastrointestinal	63	59	63	59	126	118
Respiratory tract	35	34	26	25	61	59
Smoking control	77	73	78	74	155	147
Natural wellness support	38	34	37	32	75	66
Other	10	9	11	10	21	19

Oral care	260	220	267	226	527	446
Nutritional healthcare	150	135	174	155	324	290

Total	763	687	798	716	1,561	1,403

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CONSUMER HEALTHCARE TURNOVER
2004

	Three months ended		Nine months ended		Three months ended
	30th September 2004		30th September 2004		31st December 2004

	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP	IFRS
	£m	£m	£m	£m	£m	£m

Over-the-counter medicines	364	342	1,074	1,009	415	391
Analgesics	87	84	261	250	88	83
Dermatological	47	43	145	135	48	45
Gastrointestinal	63	59	189	177	67	64
Respiratory tract	39	37	100	96	52	49
Smoking control	79	76	234	223	107	104
Natural wellness support	38	33	113	99	43	37
Other	11	10	32	29	10	9

Oral care	278	233	805	679	283	234
Nutritional healthcare	164	147	488	437	148	136

Total	806	722	2,367	2,125	846	761

CONSUMER HEALTHCARE TURNOVER
Year ended 31st December 2004

	UK GAAP	IFRS
	£m	£m

Over-the-counter medicines	1,489	1,400
Analgesics	349	333
Dermatological	193	180
Gastrointestinal	256	241
Respiratory tract	152	145
Smoking control	341	327
Natural wellness support	156	136
Other	42	38

Oral care	1,088	913
Nutritional healthcare	636	573

Total	3,213	2,886

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Balance sheet

Explanation of IFRS balance sheet adjustments

At 31st December 2003

At 31st March 2004

At 31st June 2004

At 31st September 2004

At 31st December 2004

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Explanation of IFRS balance sheet adjustments

(a)	Dividend deferred

The practice under UK GAAP is to account for dividends proposed relating to any given accounting period in that period. IFRS only recognises the liability for a dividend when it is declared, which is usually after the accounting period to which it relates. Accordingly, there is an adjustment to the balance sheet at 31st December 2003 as the liability for the fourth quarter dividend of £808 million is not recognised until the first quarter of 2004. Subsequent balance sheets contain a similar adjustment.

(b)	Share-based payments

The present UK GAAP approach to share-based payments is to record any intrinsic loss on grant suffered by the company. This means that for share options granted at the market price there is no charge to the income statement. Where shares or options are granted at no cost to the employee (e.g. under long-term incentive plans) the income statement is charged with an amount equal to the market price on the date of the award, subject to meeting any performance targets, spread over the performance period (usually three years). IFRS 2, Share-based Payment, requires the fair value of the equity instruments issued to be charged to the income statement.

The shares held in the ESOP Trusts are matched to share options and awards granted. Under both UK GAAP and IFRS shares held in the ESOP Trusts are recorded in equity and transfers are made between the carrying value of the shares and retained earnings to reflect the value of the expected proceeds receivable on the exercise of options by employees. However, there is a timing adjustment relating to this transfer arising from the different income statement treatments of the cost of the share options and awards.

GlaxoSmithKline receives a tax credit, as appropriate, which relates to share options and awards when exercised, based on the gains the option or award holders make and dependent on the tax rules in the country in which the deduction is claimed. The deferred tax asset represents an estimate of future tax relief for this gain and is based on the potential gains available to the option or award holders at the balance sheet date.

(c)	Coreg capitalisation and amortisation

The North American rights to Coreg were acquired at the time of the GW/SB merger as partial consideration for the required disposal of Kytril to Roche. Under UK GAAP this was accounted for as an exchange of assets with no value being attributed to Coreg on the balance sheet. IFRS, however, requires the acquired rights to Coreg to be added to intangible assets at their fair value on the date of acquisition of $400 million, and then amortised over their remaining useful life of eight years.

(d)	Other intangible assets amortisation

Under UK GAAP, GlaxoSmithKline amortises intangible assets over their estimated expected useful lives from acquisition, which can be up to a maximum of 15 years. IFRS only permits amortisation to commence when the asset becomes available for use, with annual impairment testing required before this point. GlaxoSmithKline has determined that the point at which amortisation of product-related assets commences under IFRS will normally be regulatory approval. The majority of GlaxoSmithKline’s intangible assets relates to the acquisition of rights to compounds in development and so has not reached the point at which amortisation commences. This has led to an increase in the carrying value of intangible assets at the balance sheet dates.

(e)	Goodwill amortisation reversal

UK GAAP requires goodwill to be amortised over its estimated expected useful life, which GlaxoSmithKline has determined to be normally no longer than 20 years. Under IFRS, however, goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. This adjustment therefore reverses the goodwill amortisation charged under UK GAAP since the transition date of 1st January 2003, including that recorded in the investments in associates line relating to the acquisition of the Group’s interest in Quest Diagnostics, Inc. Under the business combinations exemption of IFRS 1, goodwill previously written off direct to reserves under UK GAAP is not recycled to the income statement on the disposal or part-disposal of the subsidiary or associate, as it would be under UK GAAP.

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(f)	Pensions and other post employment benefits

GlaxoSmithKline accounts under UK GAAP for pensions and other post-employment benefits (OPEBs) in accordance with SSAP 24, which spreads the costs of providing the benefits over the estimated average service lives of the employees. The additional FRS 17 disclosures give the pension fund surpluses and deficits and the liabilities for OPEBs based on the valuation methodologies required by that Standard.

IAS 19 takes a similar valuation approach to FRS 17, and in accordance with the transitional provisions of IFRS 1 the surpluses and deficits have been recognised on the balance sheet at the transition date of 1st January 2003. In addition, following an amendment to IAS 19 issued by the IASB in December 2004, it is permitted to recognise any movements in the surpluses or deficits immediately in subsequent balance sheets, but outside the income statement, in a similar way to FRS 17. This means that, in most cases, the balance sheet reflects the full surplus or deficit positions of the funds. The effect of this change is to increase the pension and other post-employment benefit provisions at 31st December 2003, 31st March 2004 and 30th June 2004 by £435 million, £438 million and £704 million, respectively, from those presented on 29th October 2004. Consequential adjustments to the deferred tax assets and minority interests have also been made.

(g)	Other adjustments

There are a number of other less significant adjustments and reclassifications, which include:

•	Computer software: All computer software is included within tangible fixed assets on the UK GAAP balance sheet, but under IFRS only computer software which is integral to another fixed asset, such as an operating system for a complex piece of machinery, is included in tangible fixed assets. All other computer software is required to be recorded as an intangible asset.

•	Deferred tax on intercompany profit in inventory: Under UK GAAP deferred tax on the provision for intercompany profit held in inventory is calculated at the supplying company’s effective tax rate. IFRS, however, takes a balance sheet approach to the recognition of deferred tax which results in the tax rate of the company holding the inventory at the balance sheet date being applied to the provision. If the proportions of the Group’s inventory held in specific locations c hange significantly from one balance sheet date to the next there could be a significant change in the value of the deferred tax asset, which is reflected through the tax charge for the year.

•	Deferred tax on acquired brands: On acquisition of a company, where there is a difference between the fair value of the brands and their tax cost in that company, a taxable temporary difference is created under IFRS which has resulted in a reduction in deferred tax.

•	Cash equivalents reclassification: On the IFRS balance sheet liquid investments with maturities of less than three months at acquisition are reclassified into cash and cash equivalents.

•	Provisions reclassification: With the exception of pensions and OPEB provisions, IFRS requires the elements of provisions which are expected to be paid within one year of the balance sheet date to be presented on the balance sheet within current liabilities as short term provisions.

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BALANCE SHEET
At 31st December 2003

	UK GAAP £m	IFRS Adjustments (Note) £m	IFRS £m

ASSETS
Non-current assets
Property, plant and equipment	6,441	(285)	6,156
Goodwill	143	12	155
Other intangible assets	1,697	533	2,230
Investments in associates and joint ventures	196	14	210
Other investments	262	—	262
Deferred tax assets	1,441	498	1,939
Other non-current assets	522	9	531

Total non-current assets	10,702	781	11,483

Current assets
Inventories	2,109	—	2,109
Trade and other receivables	4,934	(439)	4,495
Liquid investments	2,493	(1,024)	1,469
Cash and cash equivalents	962	1,024	1,986

Total current assets	10,498	(439)	10,059

TOTAL ASSETS	21,200	342	21,542

LIABILITIES
Current liabilities
Short-term borrowings	(1,452)	—	(1,452)
Trade and other payables	(5,561)	844	(4,717)
Current tax payable	(1,458)	—	(1,458)
Short-term provisions	—	(968)	(968)

Total current liabilities	(8,471)	(124)	(8,595)

Non-current liabilities
Long-term borrowings	(3,651)	—	(3,651)
Deferred tax provision	(618)	449	(169)
Pensions and other post-employment benefits	(807)	(2,137)	(2,944)
Other provisions	(1,617)	962	(655)
Other non-current liabilities	(232)	—	(232)

Total non-current liabilities	(6,925)	(726)	(7,651)

TOTAL LIABILITIES	(15,396)	(850)	(16,246)

NET ASSETS	5,804	(508)	5,296

EQUITY
Share capital	1,487	—	1,487
Share premium account	264	—	264
Shares held by ESOP Trusts	(2,729)	11	(2,718)
Other reserves	1,925	—	1,925
Retained earnings	4,112	(514)	3,598

	5,059	(503)	4,556
Non equity minority interests	503	—	503
Equity minority interests	242	(5)	237

	5,804	(508)	5,296

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS balance sheet adjustments
At 31st December 2003

	Dividend deferred (a) £m	Share- based payments (b) £m	Coreg capitalisation and amortisation (c) £m	Other intangible assets amortisation (d) £m	Goodwill amortisation reversal (e) £m	Pensions and OPEBs (f) £m	Other (g) £m	IFRS adjust- ments £m

ASSETS
Non-current assets
Property, Plant & Equipment	—	—	—	—	—	—	(285)	(285)
Goodwill	—	—	—	—	12	—	—	12
Other intangible assets	—	—	140	108	—	—	285	533
Investments in associates and
joint ventures	—	—	—	1	13	—	—	14
Other investments	—	—	—	—	—	—	—	—
Deferred tax assets	—	72	(45)	(18)	—	334	155	498
Other non-current assets	—	—	—	—	—	9	—	9

Total non-current assets	—	72	95	91	25	343	155	781

Current assets
Inventories	—	—	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	—	(439)	—	(439)
Liquid investments	—	—	—	—	—	—	(1,024)	(1,024)
Cash and cash equivalents	—	—	—	—	—	—	1,024	1,024

Total current assets	—	—	—	—	—	(439)	—	(439)

TOTAL ASSETS	—	72	95	91	25	(96)	155	342

LIABILITIES
Current liabilities
Short-term borrowings	—	—	—	—	—	—	—	—
Trade and other payables	808	—	—	—	—	36	—	844
Current tax payable	—	—	—	—	—	—	—	—
Short-term provisions	—	—	—	—	—	—	(968)	(968)

Total current liabilities	808	—	—	—	—	36	(968)	(124)

Non-current liabilities
Long-term borrowings	—	—	—	—	—	—	—	—
Deferred tax provision	—	—	—	(19)	—	453	15	449
Pensions and other post-employment benefits	—	—	—	—	—	(2,137)	—	(2,137)
Other provisions	—	—	—	—	—	(6)	968	962
Other non-current liabilities	—	—	—	—	—	—	—	—

Total non-current liabilities	—	—	—	(19)	—	(1,690)	983	(726)

TOTAL LIABILITIES	808	—	—	(19)	—	(1,654)	15	(850)

TOTAL NET ASSETS	808	72	95	72	25	(1,750)	170	(508)

EQUITY
Share capital	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—
Shares held by ESOP Trusts	—	11	—	—	—	—	—	11
Other reserves	—	—	—	—	—	—	—	—
Retained earnings	808	61	95	72	25	(1,745)	170	(514)

	808	72	95	72	25	(1,745)	170	(503)
Non-equity minority interests	—	—	—	—	—	—	—	—
Equity minority interests	—	—	—	—	—	(5)	—	(5)

TOTAL EQUITY	808	72	95	72	25	(1,750)	170	(508)

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BALANCE SHEET
At 31st March 2004

	UK GAAP £m	IFRS Adjustments (Note) £m	IFRS £m

ASSETS
Non-current assets
Property, plant and equipment	6,261	(275)	5,986
Goodwill	133	14	147
Other intangible assets	1,642	519	2,161
Investments in associates and joint ventures	200	16	216
Other investments	260	—	260
Deferred tax assets	1,480	527	2,007
Other non-current assets	281	9	290

Total non-current assets	10,257	810	11,067

Current assets
Inventories	2,110	—	2,110
Trade and other receivables	5,076	(430)	4,646
Liquid investments	2,319	(859)	1,460
Cash and cash equivalents	667	859	1,526

Total current assets	10,172	(430)	9,742

TOTAL ASSETS	20,429	380	20,809

LIABILITIES
Current liabilities
Short-term borrowings	(1,394)	—	(1,394)
Trade and other payables	(5,395)	607	(4,788)
Current tax payable	(1,759)	—	(1,759)
Short-term provisions	—	(759)	(759)

Total current liabilities	(8,548)	(152)	(8,700)

Non-current liabilities
Long-term borrowings	(3,595)	—	(3,595)
Deferred tax provision	(545)	444	(101)
Pensions and other post-employment benefits	(797)	(2,140)	(2,937)
Other provisions	(1,396)	755	(641)
Other non-current liabilities	(244)	—	(244)

Total non-current liabilities	(6,577)	(941)	(7,518)

TOTAL LIABILITIES	(15,125)	(1,093)	(16,218)

NET ASSETS	5,304	(713)	4,591

EQUITY
Share capital	1,484	—	1,484
Share premium account	273	—	273
Shares held by ESOP Trusts	(2,677)	9	(2,668)
Other reserves	1,929	—	1,929
Retained earnings	4,033	(716)	3,317

	5,042	(707)	4,335
Non equity minority interests	49	—	49
Equity minority interests	213	(6)	207

	5,304	(713)	4,591

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS balance sheet adjustments
At 31st March 2004

	Dividend deferred (a) £m	Share- based payments (b) £m	Coreg capitalisation and amortisation (c) £m	Other intangible assets amortisation (d) £m	Goodwill amortisation reversal (e) £m	Pensions and OPEBs (f) £m	Other (g) £m	IFRS adjustments £m

ASSETS
Non-current assets
Property, plant & equipment	—	—	—	—	—	—	(275)	(275)
Goodwill	—	—	—	—	14	—	—	14
Other Intangible assets	—	—	129	115	—	—	275	519
Investments in associates and
joint ventures	—	—	—	1	14	—	1	16
Other investments	—	—	—	—	—	—	—	—
Deferred tax assets	—	79	(43)	(21)	—	345	167	527
Other non-current assets	—	—	—	—	—	9	—	9

Total non-current assets	—	79	86	95	28	354	168	810

Current assets
Inventories	—	—	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	—	(430)	—	(430)
Liquid investments	—	—	—	—	—	—	(859)	(859)
Cash and cash equivalents	—	—	—	—	—	—	859	859

Total current assets	—	—	—	—	—	(430)	—	(430)

TOTAL ASSETS	—	79	86	95	28	(76)	168	380

LIABILITIES
Current liabilities
Short-term borrowings	—	—	—	—	—	—	—	—
Trade and other payables	575	—	—	—	—	32	—	607
Current tax payable	—	—	—	—	—	—	—	—
Short-term provisions	—	—	—	—	—	—	(759)	(759)

Total current liabilities	575	—	—	—	—	32	(759)	(152)

Non-current liabilities
Long-term borrowings	—	—	—	—	—	—	—	—
Deferred tax provision	—	—	—	(19)	—	453	10	444
Pensions and other post-employment benefits	—	—	—	—	—	(2,140)	—	(2,140)
Other provisions	—	—	—	—	—	(4)	759	755
Other non-current liabilities	—	—	—	—	—	—	—	—

Total non-current liabilities	—	—	—	(19)	—	(1,691)	769	(941)

TOTAL LIABILITIES	575	—	—	(19)	—	(1,659)	10	(1,093)

TOTAL NET ASSETS	575	79	86	76	28	(1,735)	178	(713)

EQUITY
Share capital	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—
Shares held by ESOP Trusts	—	9	—	—	—	—	—	9
Other reserves	—	—	—	—	—	—	—	—
Retained earnings	575	70	86	76	28	(1,729)	178	(716)

	575	79	86	76	28	(1,729)	178	(707)
Non-equity minority interests	—	—	—	—	—	—	—	—
Equity minority interests	—	—	—	—	—	(6)	—	(6)

TOTAL EQUITY	575	79	86	76	28	(1,735)	178	(713)

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BALANCE SHEET
At 30th June 2004

		IFRS
		Adjustments
	UK GAAP	(Note)	IFRS
	£m	£m	£m

ASSETS
Non-current assets
Property, plant and equipment	6,350	(258)	6,092
Goodwill	135	17	152
Other intangible assets	1,662	510	2,172
Investments in associates and joint ventures	208	19	227
Other investments	309	—	309
Deferred tax assets	1,520	633	2,153
Other non-current assets	272	14	286

Total non-current assets	10,456	935	11,391

Current assets
Inventories	2,133	—	2,133
Trade and other receivables	5,107	(431)	4,676
Liquid investments	2,946	(1,494)	1,452
Cash and cash equivalents	1,035	1,494	2,529

Total current assets	11,221	(431)	10,790

TOTAL ASSETS	21,677	504	22,181

LIABILITIES
Current liabilities
Short-term borrowings	(1,096)	—	(1,096)
Trade and other payables	(5,093)	601	(4,492)
Current tax payable	(1,807)	—	(1,807)
Short-term provisions	—	(996)	(996)

Total current liabilities	(7,996)	(395)	(8,391)

Non-current liabilities
Long-term borrowings	(4,908)	—	(4,908)
Deferred tax provision	(550)	448	(102)
Pensions and other post-employment benefits	(808)	(2,430)	(3,238)
Other provisions	(1,450)	993	(457)
Other non-current liabilities	(265)	—	(265)

Total non-current liabilities	(7,981)	(989)	(8,970)

TOTAL LIABILITIES	(15,977)	(1,384)	(17,361)

NET ASSETS	5,700	(880)	4,820

EQUITY
Share capital	1,483	—	1,483
Share premium account	279	—	279
Shares held by ESOP Trusts	(2,657)	6	(2,651)
Other reserves	1,930	—	1,930
Retained earnings	4,441	(879)	3,562

	5,476	(873)	4,603
Equity minority interests	224	(7)	217

	5,700	(880)	4,820

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS balance sheet adjustments
At 30th June 2004

			Coreg	Other
		Share-	capitalisation	intangible	Goodwill	Pensions
	Dividend	based	and	assets	amortisation	and
	deferred	payments	amortisation	amortisation	reversal	OPEBs	Other	IFRS
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	adjustments
	£m	£m	£m	£m	£m	£m	£m	£m

ASSETS
Non-current assets
Property, plant & equipment	—	—	—	—	—	—	(258)	(258)
Goodwill	—	—	—	—	17	—	—	17
Other intangible assets	—	—	124	128	—	—	258	510
Investments in associates and joint ventures	—	—	—	1	18	—	—	19
Other investments	—	—	—	—	—	—	—	—
Deferred tax assets	—	84	(41)	(25)	—	449	166	633
Other non-current assets	—	—	—	—	—	14	—-	14

Total non-current assets	—	84	83	104	35	463	166	935

Current assets
Inventories	—	—	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	—	(431)	—	(431)
Liquid investments	—	—	—	—	—	—	(1,494)	(1,494)
Cash and cash equivalents	—	—	—	—	—	—	1,494	1,494

Total current assets	—	—	—	—	—	(431)	—	(431)

TOTAL ASSETS	—	84	83	104	35	32	166	504

Current liabilities
Short-term borrowings	—	—	—	—	—	—	—	—
Trade and other payables	573	—	—	—	—	28	—	601
Current tax payable	—	—	—	—	—	—	—	—
Short-term provisions	—	—	—	—	—	—	(996)	(996)

Total current liabilities	573	—	—	—	—	28	(996)	(395)

Non-current liabilities
Long-term borrowings	—	—	—	—	—	—	—	—
Deferred tax provision	—	—	—	(19)	—	453	14	448
Pensions and other post-employment benefits	—	—	—	—	—	(2,430)	—	(2,430)
Other provisions	—	—	—	—	—	(3)	996	993
Other non-current liabilities	—	—	—	—	—	—	—	—

Total non-current liabilities	—	—	—	(19)	—	(1,980)	1,010	(989)

TOTAL LIABILITIES	573	—	—	(19)	—	(1,952)	14	(1,384)

TOTAL NET ASSETS	573	84	83	85	35	(1,920)	180	(880)

EQUITY
Share capital	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—
Shares held by ESOP Trusts	—	6	—	—	—	—	—	6
Other reserves	—	—	—	—	—	—	—	—
Retained earnings	573	78	83	85	35	(1,913)	180	(879)

	573	84	83	85	35	(1,913)	180	(873)
Equity minority interests	—	—	—	—	—	(7)	—	(7)

TOTAL EQUITY	573	84	83	85	35	(1,920)	180	(880)

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BALANCE SHEET
At 30th September 2004
		IFRS
		Adjustments
	UK GAAP	(Note)	IFRS
	£m	£m	£m

ASSETS
Non-current assets
Property, plant and equipment	6,450	(256)	6,194
Goodwill	136	21	157
Other intangible assets	1,993	498	2,491
Investments in associates and joint ventures	214	23	237
Other investments	302	—	302
Deferred tax assets	1,519	586	2,105
Other non-current assets	259	14	273

Total non-current assets	10,873	886	11,759

Current assets
Inventories	2,250	14	2,264
Trade and other receivables	5,102	(448)	4,654
Liquid investments	2,981	(1,488)	1,493
Cash and cash equivalents	756	1,488	2,244

Total current assets	11,089	(434)	10,655

TOTAL ASSETS	21,962	452	22,414

LIABILITIES
Current liabilities
Short-term borrowings	(1,157)	—	(1,157)
Trade and other payables	(4,759)	586	(4,173)
Current tax payable	(1,682)	—	(1,682)
Short-term provisions	—	(1,025)	(1,025)

Total current liabilities	(7,598)	(439)	(8,037)

Non-current liabilities
Long-term borrowings	(4,971)	—	(4,971)
Deferred tax provision	(677)	525	(152)
Pensions and other post-employment benefits	(846)	(2,479)	(3,325)
Other provisions	(1,479)	1,027	(452)
Other non-current liabilities	(267)	—	(267)

Total non-current liabilities	(8,240)	(927)	(9,167)

TOTAL LIABILITIES	(15,838)	(1,366)	(17,204)

NET ASSETS	6,124	(914)	5,210

EQUITY
Share capital	1,484	—	1,484
Share premium account	288	—	288
Shares held by ESOP Trusts	(2,638)	8	(2,630)
Other reserves	1,928	—	1,928
Retained earnings	4,804	(917)	3,887

	5,866	(909)	4,957
Equity minority interests	258	(5)	253

	6,124	(914)	5,210

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS balance sheet adjustments
At 30th September 2004

	Dividend deferred (a) £m	Share-based payments (b) £m	Coreg capitalisation and amortisation (c) £m	Other intangible assets amortisation (d) £m	Goodwill amortisation reversal (e) £m	Pensions and OPEBs (f) £m	Other (g) £m	IFRS adjustments £m

ASSETS
Non-current assets
Property, plant & equipment	—	—	—	—	—	—	(256)	(256)
Goodwill	—	—	—	—	21	—	—	21
Other intangible assets	—	—	117	139	—	—	242	498
Investments in associates and joint ventures	—	—	—	—	23	—	—	23
Other investments	—	—	—	—	—	—	—	—
Deferred tax assets	—	88	(38)	(29)	—	472	93	586
Other non-current assets	—	—	—	—	—	14	—	14

Total non-current assets	—	88	79	110	44	486	79	886

Current assets
Inventories	—	—	—	—	—	—	14	14
Trade and other receivables	—	—	—	—	—	(448)	—	(448)
Liquid investments	—	—	—	—	—	—	(1,488)	(1,488)
Cash and cash equivalents	—	—	—	—	—	—	1,488	1,488

Total current assets	—	—	—	—	—	(448)	14	(434)

TOTAL ASSETS	—	88	79	110	44	38	93	452

Current liabilities
Short-term borrowings	—	—	—	—	—	—	—	—
Trade and other payables	571	—	—	—	—	15	—	586
Current tax payable	—	—	—	—	—	—	—	—
Short-term provisions	—	—	—	—	—	—	(1,025)	(1,025)

Total current liabilities	571	—	—	—	—	15	(1,025)	(439)

Non-current liabilities
Long-term borrowings	—	—	—	—	—	—	—	—
Deferred tax provision	—	—	—	(19)	—	453	91	525
Pensions and other post-employment benefits	—	—	—	—	—	(2,479)	—	(2,479)
Other provisions	—	—	—	—	—	2	1,025	1,027
Other non-current liabilities	—	—	—	—	—	—	—	—

Total non-current liabilities	—	—	—	(19)	—	(2,024)	1,116	(927)

TOTAL LIABILITIES	571	—	—	(19)	—	(2,009)	91	(1,366)

TOTAL NET ASSETS	571	88	79	91	44	(1,971)	184	(914)

EQUITY
Share capital	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—
Shares held by ESOP Trusts	—	8	—	—	—	—	—	8
Other reserves	—	—	—	—	—	—	—	—
Retained earnings	571	80	79	91	44	(1,966)	184	(917)

	571	88	79	91	44	(1,966)	184	(909)
Equity minority interests	—	—	—	—	—	(5)	—	(5)

TOTAL EQUITY	571	88	79	91	44	(1,971)	184	(914)

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BALANCE SHEET
At 31st December 2004

	UK GAAP £m	IFRS Adjustments (Note) £m	IFRS £m

ASSETS
Non-current assets
Property, plant and equipment	6,471	(274)	6,197
Goodwill	139	26	165
Computer software	—	272	272
Other intangible assets	2,003	238	2,241
Investments in associates and joint ventures	187	22	209
Other investments	298	—	298
Deferred tax assets	1,537	495	2,032
Other non-current assets	234	14	248

Total non-current assets	10,869	793	11,662

Current assets
Inventories	2,192	1	2,193
Trade and other receivables	5,538	(724)	4,814
Liquid investments	2,818	(1,306)	1,512
Cash and cash equivalents	1,161	1,306	2,467
Assets held for sale	—	2	2

Total current assets	11,709	(721)	10,988

TOTAL ASSETS	22,578	72	22,650

LIABILITIES
Current liabilities
Short-term borrowings	(1,582)	—	(1,582)
Trade and other payables	(5,542)	704	(4,838)
Current tax payable	(1,598)	—	(1,598)
Short-term provisions	—	(962)	(962)

Total current liabilities	(8,722)	(258)	(8,980)

Non-current liabilities
Long-term borrowings	(4,381)	—	(4,381)
Deferred tax provision	(710)	333	(377)
Pensions and other post-employment benefits	(785)	(1,734)	(2,519)
Other provisions	(1,534)	965	(569)
Other non-current liabilities	(244)	—	(244)

Total non-current liabilities	(7,654)	(436)	(8,090)

TOTAL LIABILITIES	(16,376)	(694)	(17,070)

NET ASSETS	6,202	(622)	5,580

EQUITY
Share capital	1,484	—	1,484
Share premium account	304	—	304
Shares held by ESOP Trusts	(2,574)	38	(2,536)
Other reserves	1,930	—	1,930
Retained earnings	4,781	(655)	4,126

	5,925	(617)	5,308
Equity minority interests	277	(5)	272

	6,202	(622)	5,580

Note: The analysis of these adjustments is shown on the next page.

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Analysis of IFRS balance sheet adjustments
At 31st December 2004

	Dividend deferred (a) £m	Share-based payments (b) £m	Coreg capitalisation and amortisation (c) £m	Other intangible assets amortisation (d) £m	Goodwill amortisation reversal (e) £m	Pensions and OPEBs (f) £m	Other (g) £m	IFRS adjustments £m

ASSETS
Non-current assets
Property, plant & equipment	—	—	—	—	—	—	(274)	(274)
Goodwill	—	—	—	—	26	—	—	26
Computer software	—	—	—	—	—	—	272	272
Other intangible assets	—	—	104	148	—	—	(14)	238
Investments in associates and joint ventures	—	—	—	—	22	—	—	22
Other investments	—	—	—	—	—	—	—	—
Deferred tax assets	—	67	(34)	(29)	—	324	167	495
Other non-current assets	—	—	—	—	—	14	—	14

Total non-current assets	—	67	70	119	48	338	151	793

Current assets
Inventories	—	—	—	—	—	—	1	1
Trade and other receivables	—	—	—	—	—	(724)	—	(724)
Liquid investments	—	—	—	—	—	—	(1,306)	(1,306)
Cash and cash equivalents	—	—	—	—	—	—	1,306	1,306
Assets held for sale	—	—	—	—	—	—	2	2

Total current assets	—	—	—	—	—	(724)	3	(721)

TOTAL ASSETS	—	67	70	119	48	(386)	154	72

Current liabilities
Short-term borrowings	—	—	—	—	—	—	—	—
Trade and other payables	683	—	—	—	—	21	—	704
Current tax payable	—	—	—	—	—	—	—	—
Short-term provisions	—	—	—	—	—	—	(962)	(962)

Total current liabilities	683	—	—	—	—	21	(962)	(258)

Non-current liabilities
Long-term borrowings	—	—	—	—	—	—	—	—
Deferred tax provision	—	—	—	(27)	—	472	(112)	333
Pensions and other post-employment benefits	—	—	—	—	—	(1,734)	—	(1,734)
Other provisions	—	—	—	—	—	3	962	965
Other non-current liabilities	—	—	—	—	—	—	—	—

Total non-current liabilities	—	—	—	(27)	—	(1,259)	850	(436)

TOTAL LIABILITIES	683	—	—	(27)	—	(1,238)	(112)	(694)

TOTAL NET ASSETS	683	67	70	92	48	(1,624)	42	(622)

EQUITY
Share capital	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—
Shares held by ESOP Trusts	—	38	—	—	—	—	—	38
Other reserves	—	—	—	—	—	—	—	—
Retained earnings	683	29	70	92	48	(1,619)	42	(655)

	683	67	70	92	48	(1,619)	42	(617)
Equity minority interests	—	—	—	—	—	(5)	—	(5)

TOTAL EQUITY	683	67	70	92	48	(1,624)	42	(622)

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Cash flow statements

Explanation of IFRS cash flow statement adjustments

2003 Full year

2004 Quarter 1

2004 Quarter 2

2004 Half-year

2004 Quarter 3

2004 9 months

2004 Quarter 4

2004 Full year

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Explanation of IFRS cash flow statement adjustments

The move from UK GAAP to IFRS does not change any of the cash flows of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within cash generated from operations except for the intangible assets reclassification and the inclusion of liquid investments with a maturity of less than three months on acquisition, together with related exchange adjustments, within cash and cash equivalents under IFRS.

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CASH FLOW STATEMENT
Year ended 31st December 2003

		IFRS
	UK GAAP	adjustments	IFRS
	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	7,005	—	7,005
Taxation paid	(1,917)	—	(1,917)

Net cash inflow from operating activities	5,088	—	5,088

Cash flow from investing activities
Purchase of tangible fixed assets	(869)	123	(746)
Proceeds from sale of tangible fixed assets	46	—	46
Purchase of intangible assets	(193)	(123)	(316)
Purchase of equity investments	(63)	—	(63)
Proceeds from sale of equity investments	125	—	125
Purchase of businesses, net of cash acquired	(12)	—	(12)
Disposal of businesses	3	—	3
Investment in joint ventures and associated undertakings	(3)	—	(3)
Interest received	65	130	195
Dividends from joint ventures and associated undertakings	1	—	1

Net cash outflow from investing activities	(900)	130	(770)

Cash flow from financing activities
Increase in liquid investments	(1,336)	963	(373)
Proceeds from own shares for employee share options	26	—	26
Issue of share capital	41	—	41
Share capital purchased for cancellation	(980)	—	(980)
Other financing cash flows	82	—	82
Increase in long-term loans	1,046	—	1,046
Repayment of long-term loans	(23)	—	(23)
Net repayment of short-term loans	(442)	—	(442)
Interest paid	(197)	(130)	(327)
Dividends paid to GSK shareholders	(2,333)	—	(2,333)
Dividends paid to minority interests	(84)	—	(84)
Dividends paid on preference shares	(15)	—	(15)

Net cash outflow from financing activities	(4,215)	833	(3,382)

Exchange adjustments	(25)	(85)	(110)

Increase in cash and cash equivalents in the year	(52)	878	826

Cash and cash equivalents at beginning of year	859	146	1,005

Cash and cash equivalents at end of year (Note)	807	1,024	1,831

Note: Cash and cash equivalents comprise:

Cash and cash equivalents	962	1,024	1,986
Overdrafts	(155)	—	(155)

	807	1,024	1,831

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CASH FLOW STATEMENT
Three months ended 31st March 2004

		IFRS
	UK GAAP	adjustments	IFRS
	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	1,332	—	1,332
Taxation paid	(271)	—	(271)

Net cash inflow from operating activities	1,061	—	1,061

Cash flow from investing activities
Purchase of tangible fixed assets	(130)	9	(121)
Proceeds from sale of tangible fixed assets	2	—	2
Purchase of intangible assets	(16)	(9)	(25)
Purchase of equity investments	(4)	—	(4)
Proceeds from sale of equity investments	3	—	3
Interest received	17	43	60
Dividends from joint ventures and associated undertakings	2	—	2

Net cash outflow from investing activities	(126)	43	(83)

Cash flow from financing activities
Decrease/(increase) in liquid assets	128	(135)	(7)
Proceeds from own shares for employee share options	4	—	4
Issue of share capital	10	—	10
Share capital purchased for cancellation	(178)	—	(178)
Other financing cash flows	33	—	33
Purchase of Treasury shares	(90)	—	(90)
Redemption of preference shares issued by subsidiary	(440)	—	(440)
Repayment of long-term loans	(4)	—	(4)
Net repayment of short-term loans	(10)	—	(10)
Interest paid	(53)	(43)	(96)
Dividends paid to GSK shareholders	(520)	—	(520)
Dividends paid to minority interests	(51)	—	(51)
Dividends paid on preference shares	(2)	—	(2)

Net cash outflow from financing activities	(1,173)	(178)	(1,351)

Exchange adjustments	(17)	(30)	(47)

Decrease in cash and cash equivalents in the period	(255)	(165)	(420)

Cash and cash equivalents at beginning of period	807	1,024	1,831

Cash and cash equivalents at end of period (Note)	552	859	1,411

Note: Cash and cash equivalents comprise:

Cash and cash equivalents	667	859	1,526
Overdrafts	(115)	—	(115)

	552	859	1,411

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     CASH FLOW STATEMENT
Three months ended 30th June 2004

		IFRS
	UK GAAP	adjustments	IFRS
	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	1,783	—	1,783
Taxation paid	(454)	—	(454)

Net cash inflow from operating activities	1,329	—	1,329

Cash flow from investing activities
Purchase of tangible fixed assets	(197)	8	(189)
Proceeds from sale of tangible fixed assets	12	—	12
Purchase of intangible assets	(40)	(8)	(48)
Purchase of equity investments	(67)	—	(67)
Proceeds from sale of equity investments	34	—	34
Disposal of interests in associates	56	—	56
Investment in joint ventures and associated undertakings	(2)	—	(2)
Interest received	29	60	89
Dividends from joint ventures and associated undertakings	2	—	2

Net cash outflow from investing activities	(173)	60	(113)

Cash flow from financing activities
(Increase) /decrease in liquid assets	(608)	618	10
Proceeds from own shares for employee share options	8	—	8
Issue of share capital	6	—	6
Share capital purchased for cancellation	(23)	—	(23)
Other financing cash flows	(58)	—	(58)
Purchase of Treasury shares	(195)	—	(195)
Redemption of preference shares issued by a subsidiary	(49)	—	(49)
Increase in long-term loans	1,373	—	1,373
Net repayment of short-term loans	(475)	—	(475)
Interest paid	(70)	(60)	(130)
Dividends paid to GSK shareholders	(807)	—	(807)
Dividends paid to minority interests	(9)	—	(9)

Net cash outflow from financing activities	(907)	558	(349)

Exchange adjustments	3	17	20

Increase in cash and cash equivalents in the period	252	635	887

Cash and cash equivalents at beginning of period	552	859	1,411

Cash and cash equivalents at end of period (Note)	804	1,494	2,298

Note: Cash and cash equivalents comprise:

Cash and cash equivalents	1,035	1,494	2,529
Overdrafts	(231)	—	(231)

	804	1,494	2,298

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     CASH FLOW STATEMENT
Six months ended 30th June 2004

		IFRS	IFRS
	UK GAAP	adjustments	statutory
	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	3,115	—	3,115
Taxation paid	(725)	—	(725)

Net cash inflow from operating activities	2,390	—	2,390

Cash flow from investing activities
Purchase of tangible fixed assets	(327)	17	(310)
Proceeds from sale of tangible fixed assets	14	—	14
Purchase of intangible assets	(56)	(17)	(73)
Purchase of equity investments	(71)	—	(71)
Proceeds from sale of equity investments	37	—	37
Disposal of interests in associates	56	—	56
Investment in joint ventures and associated undertakings	(2)	—	(2)
Interest received	46	103	149
Dividends from joint ventures and associated undertakings	4	—	4

Net cash outflow from investing activities	(299)	103	(196)

Cash flow from financing activities
(Increase) / decrease in liquid assets	(480)	483	3
Proceeds from own shares for employee share options	12	—	12
Issue of share capital	16	—	16
Share capital purchased for cancellation	(201)	—	(201)
Other financing cash flows	(25)	—	(25)
Purchase of Treasury shares	(285)	—	(285)
Redemption of preference shares issued by a subsidiary	(489)	—	(489)
Increase in long-term loans	1,373	—	1,373
Repayment of long-term loans	(4)	—	(4)
Net repayment of short-term loans	(485)	—	(485)
Interest paid	(123)	(103)	(226)
Dividends paid to GSK shareholders	(1,327)	—	(1,327)
Dividends paid to minority interests	(60)	—	(60)
Dividends paid on preference shares	(2)	—	(2)

Net cash outflow from financing activities	(2,080)	380	(1,700)

Exchange adjustments	(14)	(13)	(27)

Increase in cash and cash equivalents in the period	(3)	470	467

Cash and cash equivalents at beginning of period	807	1,024	1,831

Cash and cash equivalents at end of period (Note)	804	1,494	2,298

Note: Cash and cash equivalents comprise:

Cash and cash equivalents	1,035	1,494	2,529
Overdrafts	(231)	—	(231)

	804	1,494	2,298

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CASH FLOW STATEMENT
Three months ended 30th September 2004

	UK GAAP £m	IFRS adjustments £m	IFRS £m

Cash flows from operating activities
Cash generated from operations	2,006	—	2,006
Taxation paid	(391)	—	(391)

Net cash inflow from operating activities	1,615	—	1,615

Cash flow from investing activities
Purchase of tangible fixed assets	(214)	19	(195)
Proceeds from sale of tangible fixed assets	24	—	24
Purchase of intangible assets	(77)	(19)	(96)
Purchase of equity investments	(6)	—	(6)
Proceeds from sale of equity investments	18	—	18
Purchase of businesses, net of cash acquired	(306)	—	(306)
Interest received	22	57	79
Dividends from joint ventures and associated undertakings	4	—	4

Net cash outflow from investing activities	(535)	57	(478)

Cash flow from financing activities
Decrease/(increase) in liquid assets	(23)	(14)	(37)
Proceeds from own shares for employee share options	4	—	4
Issue of share capital	9	—	9
Other financing cash flows	55	—	55
Purchase of Treasury shares	(247)	—	(247)
Decrease in long-term loans	(5)	—	(5)
Repayment of long-term loans	(7)	—	(7)
Net repayment of short-term loans	59	—	59
Interest paid	(76)	(57)	(133)
Dividends paid to GSK shareholders	(1,092)	—	(1,092)
Dividends paid to minority interests	(4)	—	(4)

Net cash outflow from financing activities	(1,327)	(71)	(1,398)

Exchange adjustments	—	8	8

Decrease in cash and cash equivalents in the period	(247)	(6)	(253)

Cash and cash equivalents at beginning of period	804	1,494	2,298

Cash and cash equivalents at end of period (Note)	557	1,488	2,045

Note: Cash and cash equivalents comprise:

Cash and cash equivalents	756	1,488	2,244
Overdrafts	(199)	—	(199)

	557	1,488	2,045

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CASH FLOW STATEMENT
Nine months ended 30th September 2004

	UK GAAP £m	IFRS adjustments £m	IFRS £m

Cash flows from operating activities
Cash generated from operations	5,121	—	5,121
Taxation paid	(1,116)	—	(1,116)

Net cash inflow from operating activities	4,005	—	4,005

Cash flow from investing activities
Purchase of tangible fixed assets	(541)	36	(505)
Proceeds from sale of tangible fixed assets	38	—	38
Purchase of intangible assets	(133)	(36)	(169)
Purchase of equity investments	(77)	—	(77)
Proceeds from sale of equity investments	55	—	55
Purchase of businesses, net of cash acquired	(306)	—	(306)
Disposal of businesses and interests in associates	56	—	56
Investment in joint ventures and associated undertakings	(2)	—	(2)
Interest received	68	160	228
Dividends from joint ventures and associated undertakings	8	—	8

Net cash outflow from investing activities	(834)	160	(674)

Cash flow from financing activities
Decrease/(increase) in liquid assets	(503)	469	(34)
Proceeds from own shares for employee share options	16	—	16
Issue of share capital	25	—	25
Share capital purchased for cancellation	(201)	—	(201)
Other financing cash flows	30	—	30
Purchase of Treasury shares	(532)	—	(532)
Redemption of preference shares issued by subsidiary	(489)	—	(489)
Increase in long-term loans	1,368	—	1,368
Repayment of long-term loans	(11)	—	(11)
Net repayment of short-term loans	(426)	—	(426)
Interest paid	(199)	(160)	(359)
Dividends paid to GSK shareholders	(2,419)	—	(2,419)
Dividends paid to minority interests	(64)	—	(64)
Dividends paid on preference shares	(2)	—	(2)

Net cash outflow from financing activities	(3,407)	309	(3,098)

Exchange adjustments	(14)	(5)	(19)

Decrease in cash and cash equivalents in the period	(250)	464	214

Cash and cash equivalents at beginning of period	807	1,024	1,831

Cash and cash equivalents at end of period (Note)	557	1,488	2,045

Note: Cash and cash equivalents comprise:

Cash and cash equivalents	756	1,488	2,244
Overdrafts	(199)	—	(199)

	557	1,488	2,045

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CASH FLOW STATEMENT
Three months ended 31st December 2004

	UK GAAP £m	IFRS adjustments £m	IFRS £m

Cash flows from operating activities
Cash generated from operations	1,406	—	1,406
Taxation paid	(467)	—	(467)

Net cash inflow from operating activities	939	—	939

Cash flow from investing activities
Purchase of tangible fixed assets	(324)	41	(283)
Proceeds from sale of tangible fixed assets	15	—	15
Purchase of intangible assets	(45)	(41)	(86)
Purchase of equity investments	(26)	—	(26)
Proceeds from sale of equity investments	3	—	3
Purchase of businesses, net of cash acquired	9	—	9
Disposal of businesses and interest in associates	174	—	174
Interest received	27	62	89
Dividends from joint ventures and associated undertakings	3	—	3

Net cash outflow from investing activities	(164)	62	(102)

Cash flow from financing activities
Decrease/(increase) in liquid assets	90	(109)	(19)
Proceeds from own shares for employee share options	7	—	7
Issue of share capital	17	—	17
Other financing cash flows	19	—	19
Purchase of Treasury shares	(267)	—	(267)
Increase in long-term loans	(3)	—	(3)
Repayment of long-term loans	(4)	—	(4)
Net repayment of short-term loans	19	—	19
Net repayment of obligations under finance leases	(22)	—	(22)
Interest paid	(73)	(62)	(135)
Dividends paid to GSK shareholders	(56)	—	(56)
Dividends paid to minority interests	(9)	—	(9)

Net cash outflow from financing activities	(282)	(171)	(453)

Exchange adjustments	(1)	(73)	(74)

Decrease in cash and cash equivalents in the period	492	(182)	310

Cash and cash equivalents at beginning of period	557	1,488	2,045

Cash and cash equivalents at end of period (Note)	1,049	1,306	2,355

Note: Cash and cash equivalents comprise:

Cash and cash equivalents	1,161	1,306	2,467
Overdrafts	(112)	—	(112)

	1,049	1,306	2,355

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CASH FLOW STATEMENT
Year ended 31st December 2004

		IFRS
	UK GAAP	adjustments	IFRS
	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	6,527	—	6,527
Taxation paid	(1,583)	—	(1,583)

Net cash inflow from operating activities	4,944	—	4,944

Cash flow from investing activities
Purchase of tangible fixed assets	(865)	77	(788)
Proceeds from sale of tangible fixed assets	53	—	53
Purchase of intangible assets	(178)	(77)	(255)
Purchase of equity investments	(103)	—	(103)
Proceeds from sale of equity investments	58	—	58
Purchase of businesses, net of cash acquired	(297)	—	(297)
Disposal of businesses and interest in associates	230	—	230
Investment in joint ventures and associated undertakings	(2)	—	(2)
Interest received	95	222	317
Dividends from joint ventures and associated undertakings	11	—	11

Net cash outflow from investing activities	(998)	222	(776)

Cash flow from financing activities
Decrease/(increase) in liquid assets	(413)	360	(53)
Proceeds from own shares for employee share options	23	—	23
Issue of share capital	42	—	42
Share capital purchased for cancellation	(201)	—	(201)
Other financing cash flows	49	—	49
Purchase of Treasury shares	(799)	—	(799)
Redemption of preference shares issued by subsidiary	(489)	—	(489)
Increase in long-term loans	1,365	—	1,365
Repayment of long-term loans	(15)	—	(15)
Net repayment of short-term loans	(407)	—	(407)
Net repayment of obligations under finance leases	(22)	—	(22)
Interest paid	(272)	(222)	(494)
Dividends paid to GSK shareholders	(2,475)	—	(2,475)
Dividends paid to minority interests	(73)	—	(73)
Dividends paid on preference shares	(2)	—	(2)

Net cash outflow from financing activities	(3,689)	138	(3,551)

Exchange adjustments	(15)	(78)	(93)

Decrease in cash and cash equivalents in the period	242	282	524

Cash and cash equivalents at beginning of period	807	1,024	1,831

Cash and cash equivalents at end of period (Note)	1,049	1,306	2,355

Note: Cash and cash equivalents comprise:

Cash and cash equivalents	1,161	1,306	2,467
Overdrafts	(112)	—	(112)

	1,049	1,306	2,355

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Statement of recognised income and expenses

2003	Full year

2004	Full year

Reconciliation of movements in equity

2003	Full year

2004	Full year

Reconciliation by component of equity at 1st January 2003

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STATEMENT OF RECOGNISED INCOME AND EXPENSE
Year ended 31st December 2003

		IFRS
	UK GAAP	adjustments	IFRS
	£m	£m	£m

Exchange differences	113	14	127
Tax on exchange movements and unrealised gains	(92)	2	(90)
Loss from own shares for employee share schemes	(39)	—	(39)
Unrealised profit on disposal of intellectual property	7	(7)	—
Revaluation of goodwill due to exchange	(7)	—	(7)
Actuarial gains/(losses) on defined benefit plans	—	(311)	(311)

Net gains/(losses) recognised directly in equity	(18)	(302)	(320)

Profit for the year	4,478	(277)	4,201

Total recognised income and expense for the year	4,460	(579)	3,881

STATEMENT OF RECOGNISED INCOME AND EXPENSE
Year ended 31st December 2004

		IFRS
	UK GAAP	adjustments	IFRS
	£m	£m	£m

Exchange differences	(54)	24	(30)
Tax on exchange movements and unrealised gains	(73)	—	(73)
Loss from own shares for employee share schemes	(55)	—	(55)
Goodwill written back	20	(20)	—
Revaluation of goodwill due to exchange	6	—	6
Unrealised loss on disposal of intellectual property	(1)	1	—
Actuarial gains/(losses) on defined benefit plans	—	91	91

Net gains/(losses) recognised directly in equity	(157)	96	(61)

Profit for the year	4,302	(394)	3,908

Total recognised income and expense for the year	4,145	(298)	3,847

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RECONCILIATION OF EQUITY
Year ended 31st December 2003

		IFRS
	UK GAAP	adjustments	IFRS
	£m	£m	£m

Balance at 1st January 2003	4,647	(345)	4,302

Total recognised income and expense for the year	4,460	(579)	3,881

Issue of share capital	41	—	41
Shares purchased for cancellation	(980)	—	(980)
ESOT shares issued at cost	65	—	65
Share based payments	7	368	375
Dividends	(2,374)	48	(2,326)
Minority interests	(62)	—	(62)

Balance at 31st December 2003	5,804	(508)	5,296

RECONCILIATION OF EQUITY
Year ended 31st December 2004

		IFRS
	UK GAAP	adjustments	IFRS
	£m	£m	£m

Balance at 1st January 2004	5,804	(508)	5,296

Total recognised income and expense for the year	4,145	(298)	3,847

Issue of share capital	42	—	42
Shares purchased for cancellation	(201)	—	(201)
Shares purchased and held as Treasury shares	(799)	—	(799)
ESOT shares issued at cost	78	—	78
Share based payments	3	309	312
Dividends	(2,402)	(125)	(2,527)
Minority interests	(468)	—	(468)

Balance at 31st December 2004	6,202	(622)	5,580

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RECONCILIATION OF OPENING EQUITY BY COMPONENT OF EQUITY
At 1st January 2003

			Shares
		Share	held by			Total
	Share	premium	ESOP	Other	Retained	shareholders’	Minority	Total
	capital	account	Trusts	reserves	earnings	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,506	224	(2,826)	1,905	3,031	3,840	807	4,647

IFRS adjustments (net of tax):
Pensions	—	—	—	—	(1,456)	(1,456)	—	(1,456)
Deferred profit on stock	—	—	—	—	249	249	—	249
Dividends	—	—	—	—	760	760	—	760
Deferred tax on Block assets	—	—	—	—	(105)	(105)	—	(105)
Coreg	—	—	—	—	126	126	—	126
Other intangible assets	—	—	—	—	45	45	—	45
Share-based payments	—	—	(5)	—	5	—	—	—
Tax on share-based payments	—	—	—	—	48	48	—	48
Other	—	—	—	—	(7)	(7)	(5)	(12)

Total IFRS adjustments	—	—	(5)	—	(335)	(340)	(5)	(345)

IFRS	1,506	224	(2,831)	1,905	2,696	3,500	802	4,302

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: February 10, 2005